                                                     Filed pursuant Rule 424(b)1
                                            Registration Statement No. 333-95389
PROSPECTUS

                                3,066,500 SHARES

                            [APPLIED FILMS CO. LOGO]

                                  COMMON STOCK

     Of the 3,066,500 shares of our common stock being sold in this offering, we are offering 2,500,000 shares and certain selling shareholders are offering 566,500 shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

     Our common stock is listed on the Nasdaq National Market under the symbol "AFCO." On March 8, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $24.50 per share.

                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                  PER SHARE              TOTAL
------------------------------------------------------------------------------------------------------
Public price................................................        $23.50            $72,062,750
------------------------------------------------------------------------------------------------------
Underwriting discount.......................................        $ 1.29            $ 3,955,785
------------------------------------------------------------------------------------------------------
Proceeds, before expenses, to Applied Films.................        $22.21            $55,525,000
------------------------------------------------------------------------------------------------------
Proceeds to selling shareholders............................        $22.21            $12,581,965
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

     The underwriters may also purchase up to an additional 459,975 shares of common stock from us at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus, to cover over-allotments.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                            ------------------------

NEEDHAM & COMPANY, INC.
                              D.A. DAVIDSON & CO.
                                                       FIRST SECURITY VAN KASPER

                  The date of this prospectus is March 8, 2000

                        [APPLIED FILMS CORPORATION LOGO]




                                    [PHOTO]












A leading provider of thin film coated glass and thin film coating equipment for the flat panel display industry.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements and notes to those statements appearing in this prospectus, before deciding to purchase our common stock. Unless otherwise noted, all information in this prospectus assumes that the underwriters do not exercise the option to purchase additional shares from us in the offering. References to fiscal 1997, fiscal 1998, fiscal 1999 and fiscal 2000 refer to the fiscal years ended June 28, 1997, June 27, 1998, July 3, 1999 and July 1, 2000.

                           APPLIED FILMS CORPORATION

     We are a leader in thin film technology for the flat panel display ("FPD") industry. We use our proprietary in-line coating systems to produce thin film coated glass for use in a variety of displays incorporated in products ranging from calculators to wireless communication devices. We also design and manufacture thin film coating equipment for display manufacturers across the entire continuum of the FPD industry. These manufacturers use our equipment to apply thin films to glass for use in FPDs that include liquid crystal displays ("LCDs"), touch panels, active matrix computer displays and high-end plasma displays for high definition televisions. Our ability to produce both thin film coated glass and thin film coating equipment enables us to leverage our expertise and provide effective solutions to the FPD market.

     FPDs are found in a wide variety of consumer and industrial products, including cellular telephones, personal digital assistants, calculators, laptop computers, scientific instruments, televisions, desktop monitors, portable video games, gasoline pumps, automotive instruments, point-of-sale-terminals and a number of other electronic devices. According to DisplaySearch, the FPD market is expected to grow from approximately $11.8 billion in 1998 to approximately $39.8 billion by 2003, an annual growth rate of 27.5%. Growth in the FPD industry is being driven by a number of market and technological forces, including:

     -  the dramatic growth in wireless and portable communication devices;

     - increased consumer demand for displayed information, driven largely by the accessibility of information and entertainment on the Internet;

     - technical characteristics of FPDs that make them ideally suited for portable display applications, including thin profile, low weight, high resolution and lower power consumption; and

     - the emergence of active matrix LCDs and plasma displays as attractive and viable alternatives to CRTs.

     In response to these trends, the FPD industry is moving toward larger, higher resolution displays, with a corresponding emphasis on advanced, efficient and scalable production techniques. With shorter product development cycles and rapidly evolving commercial opportunities, FPD manufacturers are seeking relationships with suppliers that can clearly demonstrate technical expertise, the ability to meet performance expectations and decreased time to market.

     We offer FPD customers a fully integrated solution that supports the customer through all phases of development and product life cycle. We are the only company that supplies both thin film coated glass and thin film coating equipment to manufacturers of FPDs. This position provides us competitive advantages across our business lines, including technical expertise, cost leadership, and customer training and support.

     To address the advanced thin film processing needs in the rapidly growing market for high-end color FPDs, we recently introduced our ATX-700 thin film coating system. This equipment platform features near vertical sputtering of glass substrates, a minimized footprint (half of a traditional in-line system), low particulate levels, and advanced automation capabilities. The modular design and flexible configuration of the ATX-700 system allows us to target the capital equipment needs of various high-end FPD market segments, including plasma display panels ("PDPs") and active matrix LCDs. In December 1999, we announced our first contract for the sale of an ATX-700 system. This sale to a Taiwanese company is expected to be delivered late in calendar year 2000. In February 2000, we announced a letter of intent with a manufacturer of plasma display panels to purchase an ATX-700, subject to execution of a binding purchase order.

     We supply thin film coated glass for low and high resolution black and white LCDs, such as those found in calculators or cellular telephones. We produce thin film coated glass from our production facility in Longmont, Colorado and from our joint venture with Nippon Sheet Glass Co., Ltd. in Suzhou, China. This arrangement has reduced our costs of materials, labor and shipping, allowing us to improve service to our customers in southeast Asia, including shorter lead time on delivery of product. Recently, we have experienced increased demand for our high resolution coated glass, driven principally by increased demand for wireless communication devices.

     Our objective is to enhance our position as a leading global supplier of coated glass coating process technology and coating equipment to the entire FPD industry. Essential elements of our strategy include the following:

     -  leverage our leadership in providing effective thin film solutions;

     -  capture opportunities created by growing demand in high-end FPD markets;

     - capture opportunities in the coated glass market driven by growth in wireless communications;

     - continue to develop new coating and process technologies for existing and emerging markets; and

     -  deliver superior customer service and support.

     Our principal facilities and executive offices are located at 9586 I-25 Frontage Road, Longmont, Colorado 80504, and our telephone number is 303-774-3200. All trademarks or other service marks appearing in this prospectus are trademarks or registered trademarks of the respective companies that utilize them.

                                  THE OFFERING

Common stock offered by Applied Films Corporation.......   2,500,000
Common stock offered by selling shareholders............   566,500
Common stock to be outstanding after the offering.......   6,003,540 shares(1)
Use of proceeds.........................................   To fund working capital to facilitate
                                                           the production and sale of coating
                                                           equipment, expansion of our production
                                                           capacity and sales and service
                                                           capabilities, debt reduction, research
                                                           and development and for other general
                                                           corporate purposes.
Nasdaq National Market symbol...........................   AFCO

-------------------------

(1) Based on the number of common shares outstanding at February 3, 2000. Excludes (i) outstanding options to purchase up to 492,905 shares of common stock under outstanding options and (ii) an additional 94,732 shares of common stock reserved for future issuance under our stock option and stock purchase plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                SIX MONTHS
                                                      FISCAL YEAR ENDED                            ENDED
                                      --------------------------------------------------   ---------------------
                                      JULY 3,   JUNE 27,   JUNE 28,   JUNE 27,   JULY 3,   JAN. 2,     JAN. 1,
                                       1995       1996       1997       1998      1999      1999        2000
                                      -------   --------   --------   --------   -------   -------   -----------
                                                                                                (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA
  Net sales.........................  $30,990   $21,738    $34,050    $53,041    $31,523   $15,527     $15,696
  Gross profit......................    6,702     2,720      6,698     10,891      4,453     1,877       2,178
  Operating income (loss)...........    2,190      (478)     2,953      4,581       (351)     (694)       (196)
  Net income (loss).................    1,102    (1,078)     1,621      2,857       (224)     (529)        785
  Diluted net income (loss) per
    common share....................  $   .39   $  (.39)   $   .58    $   .85    $  (.06)  $  (.15)    $   .22
  Weighted average common shares
    outstanding.....................    2,853     2,798      2,814      3,375      3,478     3,476       3,670

                                                                   JANUARY 1, 2000
                                                              -------------------------
                                                                                AS
                                                                ACTUAL      ADJUSTED(1)
                                                              -----------   -----------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA
  Working capital...........................................    $10,016       $60,218
  Total assets..............................................     30,094        80,296
  Debt......................................................      4,923            --
  Total shareholders' equity................................     15,612        70,737

-------------------------
(1) Adjusted to reflect the sale by us of 2,500,000 shares of common stock in this offering at the public offering price of $23.50 per share, after deducting underwriting discounts and estimated offering expenses, and giving effect to the application of the net proceeds.

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision in our common stock. The risks described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business operations. Our business, operating results or financial condition could be materially adversely affected by, and the trading price of our common stock could decline due to, any of these risks, and you may lose all or part of your investment. You should refer to the other information included in this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock.

     This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described below and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

OUR OPERATING RESULTS MAY FLUCTUATE.

     We have experienced and may continue to experience significant annual and quarter-to-quarter fluctuations in our operating results. Our annual and quarterly operating results have fluctuated and may fluctuate in the future as a result of a variety of factors including:

     - customer demand, which is influenced by a number of factors, including general economic conditions in the FPD industry, market acceptance of our products and the products of our customers, changes in the product mix demanded and offered, and the timing, cancellation or delay of customer orders and shipments;

     - competition, including competitive pressures on prices of our products and those of our customers (for example, thin film coated glass prices declined approximately 29% during fiscal 1999, adversely affecting our net income), the introduction or announcement of new products by competitors and the addition of new production capacity by competitors;

     -  the cyclical nature of the capital equipment market;

     - manufacturing and operational issues that arise due to, among other things, fluctuations in availability and cost of raw materials and production capacity, the transfer of equipment and personnel to manufacturing facilities at our joint venture in China, and the hiring and training of additional staff;

     - issues related to new product development, including most significantly our ability to introduce new products and technologies on a timely basis and the increased research, development and engineering costs and marketing expenses associated with new product introductions;

     - the timing of the recognition of revenues from capital equipment orders can materially impact our operating results on a quarterly basis due to the magnitude of each capital equipment order;

     - sales and marketing issues, including our concentration, particularly in the equipment area, on a small number of customers and discounts that may be granted to certain customers; and

     -  fluctuations in foreign currency exchange rates.

THE COATED GLASS MARKET IS HIGHLY COMPETITIVE AND SUBJECT TO PRICING PRESSURES.

     The market to supply thin film coated glass to LCD manufacturers is highly competitive. Many of our competitors have substantially greater financial, technical, marketing and sales resources than we have. Prices for much of our low resolution thin film coated glass products supplied to the LCD market declined in past years, with a 29% price decrease during fiscal 1999. Recent pricing stabilization late in fiscal 1999 may not continue, and we may in the future experience pricing pressures as a result of a decline in industry demand, excess inventory levels, increases in industry capacity or the introduction of new technologies. Several of our competitors increased production capacity during 1998 and 1999, which may result in pricing pressures on our products. Many of our customers are under continuous pressure to reduce prices and we expect to continue to experience downward pricing pressures on our thin film coated glass products. We are frequently required to commit to price reductions before we know that the cost reductions required to maintain profitability can be achieved. To offset declining sales prices, we must achieve manufacturing efficiencies and cost reductions and obtain orders for higher volume products. If we are unable to offset declining sales prices, our gross margins will decline.

     Additional competitors may enter our markets, certain of which may offer lower prices. For example, our suppliers and customers could vertically integrate to manufacture the products we produce. Our suppliers of thin glass are large, well-capitalized companies that could enter the LCD market by coating the glass they produce and supplying LCD manufacturers directly. Because glass is by far our largest material cost, a manufacturer of glass desiring to enter this market could have a significant cost advantage if they chose to vertically integrate. We are aware of one manufacturer of thin glass, Asahi Glass Company, that also coats glass for the LCD market. Further, companies that manufacture thin film glass coating equipment could begin producing thin film coated glass. In addition, certain LCD manufacturers have vertically integrated to coat glass for LCDs, and we expect further vertical integration into certain areas of LCD manufacturing. Any such vertical integration or other competition could lead to reduced sales and gross margins and could have a material adverse effect on our business, operating results, financial condition and prospects.

OUR RECENT ENTRY INTO THE THIN FILM COATING EQUIPMENT BUSINESS EXPOSES US TO RISKS ASSOCIATED WITH NEW BUSINESS VENTURES IN EMERGING MARKETS.

     Until fiscal 1997, our business was focused almost exclusively on the sale of thin film coated glass. Since then, we have devoted substantial resources to the development and sale of the equipment for thin film coating, and we believe our future growth depends significantly upon our success in the equipment market.

     We are subject to the risks inherent in the operation or the development of a new business, including risks associated with attracting and servicing a customer base, manufacturing products in a cost-effective and profitable manner, managing the expansion of a business operation and attracting and retaining qualified engineering, manufacturing, service and marketing personnel. We entered the equipment business because of our expectations regarding continuing rapid growth of the FPD market, but it is difficult to anticipate the direction of future growth and to design equipment to meet the needs of a changing market. Changes in technology could render our systems less attractive. If the market for our thin film coating equipment fails to grow, or grows more slowly or in a different direction than anticipated, we may be unable to realize the expected return on our investment in developing the equipment market, and our business, operating results, financial condition and prospects could be materially adversely affected. In particular, we are anticipating growth in PDP applications over the next two years. If commercialization of that technology develops more slowly than we expect, our future results will be negatively affected.

     Sales of our thin film coating equipment depend in large part upon a prospective customer's decision to increase manufacturing capabilities and capacities or to respond to consumer demands for greater cost efficiencies by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve significant capital expenditures. Customers may postpone decisions regarding major capital expenditures, such as our coating equipment, due to the rapid technological change in the thin film coated glass industry. Customers that purchase thin film coated glass from us could decide to purchase thin film coating equipment to bring some or all of their thin film coated glass requirements in-house, thus adversely affecting our sales of thin film coated glass to such customers. Equipment sales also may be affected by customers' decisions to begin internal production of glass coatings rather than relying on an outside supplier such as ourselves.

     The sales cycle of our thin film coating equipment is lengthy due to the customized nature of the process, the customer's evaluation of its ordered system and completion of any necessary upgrades, and the expansion or construction of facilities. We may expend substantial funds and management effort during the sales cycle, particularly in initial installations of newly developed, complex products, which could have a negative impact on gross margins.

WE MUST CONTINUE TO INVEST IN RESEARCH AND DEVELOPMENT TO COMPETE SUCCESSFULLY IN A RAPIDLY CHANGING MARKETPLACE.

     The market for thin film coated glass and coating equipment is characterized by rapid change. Our future success depends upon our ability to introduce new products, improve existing products and processes to keep pace with technological and market developments, and to address the increasingly sophisticated and demanding needs of our customers. Technological changes, process improvements, or operating improvements that could adversely affect us include:

     - development of new technologies that improve manufacturing efficiency of our competitors;

     - changes in product requirements of our customers, as illustrated by the shift in the FPD market from lower information content applications to higher information content FPDs such as supertwisted nematic ("STN") high resolution, active matrix LCDs and plasma displays;

     -  changes in the way coatings are applied to glass for LCDs;

     - development of new materials that improve the performance of thin film coated glass; and

     - improvements in the alternative to the sputtering technology we use in plasma displays.

     We may not have sufficient funds to devote to research and development, or our research and development efforts may not be successful in developing products in the time, or with the characteristics, necessary to meet customer needs. If we do not adapt to such changes or improvements, our competitive position, operations and prospects would be materially adversely affected.

A SIGNIFICANT PART OF OUR BUSINESS IS DONE IN ASIA AND ANY DOWNTURN IN THE ASIAN ECONOMY COULD ADVERSELY AFFECT US.

     Sales to international customers represented approximately 83%, 78%, 85% and 91% of our gross sales in fiscal 1997, 1998, 1999 and the first six months of fiscal 2000, respectively. The principal international markets in which we and our STEC joint venture operate are China (including Hong Kong), Korea, Japan, Taiwan and Malaysia. Recent banking and currency problems in Asia have had and may continue to have an adverse impact on our revenue and operations. We believe international sales will continue to represent a significant portion of our sales, and that we will be subject to the normal risks of conducting business internationally. Such risks include:

     - the burdens of complying with a wide variety of foreign laws;

     - unexpected changes in regulatory requirements, and the imposition of government controls;

     - political and economic instabilities;

     - export license requirements;

     - foreign exchange risks;

     - protective trade activities, such as tariffs and other barriers;

     - difficulties in staffing and managing foreign sales operations; and

     - potentially adverse tax consequences.

In addition, the laws of certain foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Other risks inherent in our international business include greater difficulties in accounts receivable collection, which we have attempted to mitigate by insuring our foreign accounts receivable.

WE DEPEND ON THE CONTINUING COOPERATION OF OUR JOINT VENTURE PARTNER IN CHINA.

     Our future results will depend significantly on the results of our fifty percent owned STEC joint venture with Nippon Sheet Glass Co., Ltd. ("NSG") in China. The results of the joint venture depend on the continuing cooperation of NSG. The success of the STEC joint venture is subject to a number of risks, over many of which we have limited control. We rely on our joint venture partner, NSG, to house the STEC joint venture within its glass fabrication facility and to supply glass to the joint venture. We also rely on NSG's management personnel to manage the day-to-day operations of the joint venture, and the managing director of STEC is employed by the joint venture as well as by NSG. We do not have employment agreements with any of the management at STEC. STEC's future success will be dependent in part on our ability to continue to effectively participate in the joint venture and manage our relationship with NSG. Our business, operating results, financial condition or growth could be materially adversely affected if NSG ceases to supply glass to the joint venture, focuses its management and operational efforts on other activities or terminates the joint venture.

     Our operations and assets in China are subject to significant political, economic, legal and other uncertainties in China. China currently does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation of laws may be inconsistent. We could also be adversely affected by a number of factors, including inadequate development or maintenance of infrastructure, inability to repatriate funds or a deterioration of the general political, economic or social environment in China.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

     The market price of our common stock has been, and we expect will continue to be, subject to significant fluctuations. Factors affecting our market price include:

     -  quarterly variations in our results of operations;

     - the announcement of new products or product enhancements by us or our competitors;

     -  changes in earnings estimates or buy/sell recommendations by analysts;

     - the limited number of shares of common stock available for purchase or sale in the public markets;

     -  the operating and stock price performance of comparable companies;

     -  technological innovations by us or our competitors; and

     - general market conditions or market conditions specific to the industries in which we operate.

Recent stock prices for many technology companies have fluctuated in ways unrelated or disproportionate to the operating performance of the companies. Such fluctuations may adversely affect the market price of our common stock. The market price of our common stock has risen dramatically in recent months, from $3.00 per share at October 26, 1999 to $35.25 per share at March 3, 2000. We cannot assure that the market price at any particular date, or the price of the common stock in this offering, will remain the market price in the future.

OUR OPERATING RESULTS DEPEND ON MARKET CONDITIONS IN THE FLAT PANEL DISPLAY INDUSTRY.

     Our business depends on the purchasing requirements of manufacturers of FPDs, which, in turn, depends upon the current and anticipated market demand for FPDs. We cannot assure you that the FPD market will continue to grow, or that any growth will have a positive impact on our future business or results of operations. Unfavorable economic conditions that relate to the consumer electronics or other industries in which we operate, or that result in reductions in capital expenditures by our customers, could have a material adverse effect on the FPD market. Our business, operating results, financial condition and prospects would be materially adversely affected by any future downturns in the FPD market.

WE ARE DEPENDENT ON A SMALL NUMBER OF SUPPLIERS OF CERTAIN RAW MATERIALS AND ARE VULNERABLE TO INCREASED PRICES FOR RAW MATERIALS.

     We currently rely on four glass suppliers, Pilkington Micronics, Ltd., Glaverbel Societe Anonyme, Central Glass Co., Ltd. and Nippon Sheet Glass Co., Ltd. for most of our thin glass. All of these manufacturers are located outside the United States. We do not have long-term supply contracts with any of these suppliers, and thus have no contractual assurance of a firm price, over an extended term, of a long-term commitment to supply our principal raw material. In periods of short supply, we could have difficulty obtaining the necessary quantities of glass at a competitive cost. Such interruptions could occur for numerous reasons, including labor difficulties at some point in the chain of manufacturing or distribution. If the price of glass increases, we may not be able to pass the price increases along to our customers, especially in periods of soft demand for our products or excess capacity. Current and potential competitors that both manufacture and coat glass could be better able to absorb raw material cost increases due to their vertical integration. We also have a limited number of qualified suppliers of target materials for our coating process. If we were to experience significant delays, interruptions, or shortages in the supply of raw material or material price increases for raw materials, our business, operating results, financial condition and prospects could be materially adversely affected.

WE DEPEND ON A SMALL NUMBER OF SIGNIFICANT CUSTOMERS.

     Our ten largest customers accounted for approximately 59%, 78%, 62% and 81% of our gross sales in fiscal 1997, 1998, 1999 and the first six months of fiscal 2000, respectively. In fiscal 1999, sales to NSG and Varitronix represented 15% and 11% of gross sales, respectively. Each of these customers represented over 10% of gross sales in the first six months of fiscal 2000. The loss of, or a significant reduction of purchases by, one or more of these customers would materially adversely affect our business, operating results, financial condition and prospects. There are a limited number of potential customers in the LCD market and we expect that sales to a relatively small number of customers will continue to account for a high percentage of our revenues in the LCD market in the foreseeable future. We have not entered into long-term agreements with our thin film coated glass customers and they are not obligated to continue to buy their thin film coated glass from us. Moreover, in the event that customers purchase thin film coating equipment from us or from one of our competitors and begin coating glass in-house, sales to those customers may decrease sharply. If such lost sales are not replaced on a timely basis by new orders of thin film coated glass or equipment from other customers, our business, operating results, financial condition and prospects could be materially adversely affected.

WE CONDUCT BUSINESS IN FOREIGN CURRENCIES, AND FLUCTUATION IN THE VALUES OF THOSE CURRENCIES COULD RESULT IN FOREIGN EXCHANGE LOSSES.

     In fiscal 1999, approximately 21% and 79% of our total gross sales were denominated in yen and dollars, respectively. Any strengthening of the dollar in relation to the currencies of our competitors or customers, or strengthening or weakening of the yen in relation to other currencies in which our customers or competitors do business, could adversely affect our competitiveness. Although a strengthening dollar may result in some offsetting cost reductions on the raw materials we import, such cost reductions may not be sufficient to enable us to remain competitive. Moreover, a strengthening of the dollar or other competitive factors could put pressure on us to denominate a greater portion of our Japanese sales in yen, thereby increasing our exposure to fluctuations in the dollar-yen exchange rate. Our joint venture in China transacts much of its business in Chinese Yuan Renminbi. While this currency has remained fairly constant in value, any devaluation of the Chinese Yuan Renminbi would adversely affect our business, operating results, financial conditions and prospects. We cannot assure you that fluctuations in exchange rates will not adversely affect our competitive position or result in foreign exchange losses, either of which could materially adversely affect our business, operating results, financial conditions and prospects.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO MANAGE OUR BUSINESS.

     Our future success will depend largely upon the continued services of our executive officers and certain other key employees. The loss of the services of one or more of the executive officers or other key employees could materially adversely affect our business. We do not have employment agreements or key-man life insurance on any of our executive officers or other key employees. Our future success will depend in part upon our ability to attract and retain additional qualified managers, engineers and other employees. Our business, operating results, financial condition or growth could be materially adversely affected if we were unable to attract, hire, assimilate, and train these employees in a timely manner.

OUR RAPID GROWTH MAY MAKE IT MORE DIFFICULT TO MANAGE OUR BUSINESS EFFECTIVELY.

     In order to support potential future growth, we will need to improve our productivity, invest in additional research and development, enhance our management information systems and add management personnel. We cannot assure you that we will continue to grow or be effective in managing our future growth, expanding our facilities and operations or attracting and retaining qualified personnel. Failure to do these things could have a material adverse effect on our business, operating results, financial condition, and prospects.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

     We rely primarily upon trade secret laws and employee and third-party nondisclosure agreements to protect our proprietary technology. The steps we have taken to protect our proprietary rights might not be adequate to prevent misappropriation of such rights. We are not aware that our products or other proprietary rights infringe the proprietary rights of third parties. However, third parties may assert infringement claims against us in the future and such claims may require us to enter into license agreements or result in protracted and costly litigation, regardless of their merits. We may not be able to obtain licenses to use third-party technology and such licenses, if available, may not be available to us on commercially reasonable terms. These factors may adversely affect our business, operating results, financial condition or growth.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Our articles of incorporation and bylaws contain various provisions, including notice provisions, provisions for staggered terms of office of the Board of Directors, fair price provisions, and provisions authorizing us to issue preferred stock, that may make it more difficult for a third-party to acquire, or may discourage acquisition bids for, our company. Such provisions could limit the price that certain investors would be willing to pay in the future for shares of the our common stock. In addition, the rights of holders of common stock may be adversely affected by the rights of holders of any preferred stock that may be issued in the future that would be senior to the rights of the holders of the common stock.

IF WE FAIL TO COMPLY WITH ENVIRONMENTAL REGULATIONS, OUR OPERATIONS COULD BE SUSPENDED.

     We use hazardous chemicals in producing our products. As a result, we are subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products, compliance with which is expensive. The failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of its manufacturing processes or cessation of operations.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS OF THE OFFERING.

     Our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     All of our outstanding shares, other than shares owned by affiliates, are freely tradeable without restriction or further registration. Affiliates must comply with the volume and other requirements of Rule 144, except for the holding period requirements, in the sale of their shares. Our directors and executive officers have agreed that for a period of 180 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the consent of Needham & Company, Inc. Sales of substantial amounts of common stock by our stockholders, or even the potential for such sales, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

THE ISSUANCE OF SHARES IN THIS OFFERING WILL CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The public offering price is expected to be substantially higher than the net tangible book value per share of the common stock. Investors purchasing shares of common stock in this offering will, therefore, incur immediate and substantial dilution in net tangible book value per share. To the extent that stock options (currently outstanding or subsequently granted) are exercised that have an exercise price that is lower than the public offering price, there will be further dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Typically, these statements contain words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of our common stock are estimated to be approximately $55.1 million at the public offering price of $23.50 per share, after deducting the underwriting discounts and estimated offering expenses.

     We plan to use the net proceeds of the offering for:

     - working capital, primarily to facilitate the production and sale of coating equipment (approximately $17.0 million);

     - expansion of our production capacity and sales and service capabilities in the United States and China (approximately $9.0 million);

     - debt reduction (approximately $5.0 million);

     - research and development (approximately $3.0 million); and

     - other general corporate purposes, including potential acquisitions.

     Our coating equipment systems require substantial working capital due to the six to ten month fabrication process, the multi-million dollar cost of each system and the payment terms we receive from our customers. We believe the use of a portion of the net proceeds for working capital, including the purchase of components with long lead times, will reduce the lead time necessary to produce and deliver coating systems.

     We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses when and if any opportunities arise. We currently have no commitments or agreements and are not engaged in any negotiations with respect to any such transactions.

     While the amounts indicated above reflect what we currently expect to spend on these matters, opportunities may arise that cause us to change the allocation of proceeds among the categories described. Prior to using the net proceeds, we plan to invest the net proceeds in bank deposits or short-term interest-bearing investment grade securities.

     We recently extended our $11.5 million credit facility with a commercial bank. The credit facility will expire on September 17, 2002. As of February 3, 2000, we had approximately $4.5 million outstanding under our credit facility. In fiscal 1999, we borrowed $3.2 million under our credit facility to fund the initial capital requirements of our STEC joint venture. Interest on outstanding balances under the credit facility is payable quarterly and accrues based on the prime rate and/or the Eurodollar rate, at our election, at the beginning of each month, plus a factor varying based on our earnings before interest, taxes, depreciation and amortization. The interest rate at February 3, 2000 was 7.8%. Amounts repaid under the line of credit may be reborrowed.

     We will not receive any of the proceeds from the shares sold by the selling shareholders. We have agreed to pay the expenses, other than underwriting discounts, relating to the sale of these shares.

                                DIVIDEND POLICY

     Our policy is to retain earnings to provide funds for the operating and expansion of our business. We have not paid any dividends on our stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings to finance the future growth of our business. Future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization at January 1, 2000, on an actual basis and as adjusted to give effect to the sale of 2,500,000 shares of our common stock at the public offering price of $23.50 per share, after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds as set forth in "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements included in this prospectus.

                                                                   JANUARY 1, 2000
                                                                ----------------------
                                                                ACTUAL     AS ADJUSTED
                                                                -------    -----------
                                                                    (IN THOUSANDS)
Debt........................................................    $ 4,923      $    --
Shareholders' equity:
     Preferred Stock, no par value, 1,000,000 shares
      authorized; no shares outstanding actual or as
      adjusted..............................................         --           --
     Common Stock, no par value, 10,000,000 shares
      authorized, 3,503,540 shares outstanding actual;
      6,003,540 shares outstanding as adjusted(1)...........      9,525       64,650
     Other cumulative comprehensive income..................        118          118
     Retained earnings......................................      5,969        5,969
                                                                -------      -------
          Total shareholders' equity........................     15,612       70,737
                                                                -------      -------
             Total long-term debt and shareholders'
                equity......................................    $20,535      $70,737
                                                                =======      =======

-------------------------
(1) Based on the number of shares outstanding as of January 1, 2000. Excludes
    (i) 573,000 shares of common stock reserved for issuance under our 1993, 1997 and Outside Director Stock Option Plans, under which options to purchase 492,905 shares of common stock were outstanding as of January 1, 2000, and (ii) 14,637 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market under the symbol "AFCO" since November 21, 1997. The following table sets forth, for the quarters indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                 HIGH      LOW
                                                                ------    ------
Fiscal 1998
     Second Quarter (since November 21, 1997)...............    $ 9.13    $ 8.25
     Third Quarter..........................................     11.31      7.13
     Fourth Quarter.........................................      9.63      4.56
Fiscal 1999
     First Quarter..........................................    $ 5.63    $ 2.81
     Second Quarter.........................................      3.88      2.63
     Third Quarter..........................................      4.25      1.81
     Fourth Quarter.........................................      4.25      2.50
Fiscal 2000
     First Quarter..........................................    $ 4.00    $ 3.13
     Second Quarter.........................................     14.69      3.00
     Third Quarter (through March 8, 2000)..................     35.75     12.88

     On March 8, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $24.50 per share. As of February 3, 2000, there were approximately 57 shareholders of record of the common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data with respect to our balance sheet data as of June 27, 1998 and July 3, 1999, and, with respect to our consolidated statement of operations data for each of the three years in the period ended July 3, 1999, have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report included elsewhere in this prospectus. The consolidated balance sheet data as of July 3, 1995, June 27, 1996 and June 28, 1997 and the consolidated statement of operations data for the years ended July 3, 1995 and June 27, 1996 have been derived from audited consolidated financial statements that are not included in this prospectus. Balance sheet data as of January 2, 1999 and January 1, 2000, and statement of operations data for the six months ended January 2, 1999 and January 1, 2000 have been derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. Results for the six months ended January 1, 2000 are not necessarily indicative of the results to be expected for the full year. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included elsewhere in this prospectus.

                                                            FISCAL YEAR ENDED                    SIX MONTHS ENDED
                                            --------------------------------------------------   -----------------
                                            JULY 3,   JUNE 27,   JUNE 28,   JUNE 27,   JULY 3,   JAN. 2,   JAN. 1,
                                             1995       1996       1997       1998      1999      1999      2000
                                            -------   --------   --------   --------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net sales.................................  $30,990   $21,738    $34,050    $53,041    $31,523   $15,527   $15,696
Cost of goods sold........................   24,288    19,018     27,352     42,150     27,070    13,650    13,518
                                            -------   -------    -------    -------    -------   -------   -------
Gross profit..............................    6,702     2,720      6,698     10,891      4,453     1,877     2,178
Operating expenses:
    Selling, general and administrative...    3,502     2,233      2,996      5,067      3,760     2,099     1,710
    Research and development..............    1,010       965        749      1,243      1,044       472       664
                                            -------   -------    -------    -------    -------   -------   -------
Operating income (loss)...................    2,190      (478)     2,953      4,581       (351)     (694)     (196)
Interest income (expense).................     (816)     (780)      (822)      (496)      (572)     (251)     (240)
Other income (expense), net...............      224      (244)        95        252         59        --       193
Equity earnings in affiliate..............       --        --         --         --        382        --       818
                                            -------   -------    -------    -------    -------   -------   -------
Income (loss) before income taxes and
  cumulative effect of change in
  accounting principle....................    1,598    (1,502)     2,226      4,337       (482)     (945)      575
Income tax benefit (provision)............     (496)      424       (605)    (1,480)       258       416       260
                                            -------   -------    -------    -------    -------   -------   -------
Net income (loss) before cumulative effect
  of change in accounting principle.......    1,102    (1,078)     1,621      2,857       (224)     (529)      835
                                            -------   -------    -------    -------    -------   -------   -------
Cumulative effect of change in accounting
  principle...............................       --        --         --         --         --        --        50
Net income (loss).........................  $ 1,102   $(1,078)   $ 1,621    $ 2,857    $  (224)  $  (529)  $   785
                                            =======   =======    =======    =======    =======   =======   =======
Net income (loss) per share
    Basic.................................  $  0.39   $ (0.39)   $  0.58    $  0.90    $ (0.06)  $ (0.15)  $  0.23
                                            =======   =======    =======    =======    =======   =======   =======
    Diluted...............................  $  0.39   $ (0.39)   $  0.58    $  0.85    $ (0.06)  $ (0.15)  $  0.22
                                            =======   =======    =======    =======    =======   =======   =======
Weighted average common shares outstanding
    Basic.................................    2,853     2,798      2,796      3,181      3,478     3,476     3,490
                                            =======   =======    =======    =======    =======   =======   =======
    Diluted...............................    2,853     2,798      2,814      3,375      3,478     3,476     3,670
                                            =======   =======    =======    =======    =======   =======   =======
CONSOLIDATED BALANCE SHEET DATA
Working capital...........................  $ 5,312   $ 6,232    $ 5,534    $10,747    $11,955   $12,455   $10,016
Total assets..............................   20,128    18,198     21,541     28,697     30,195    28,127    30,094
Long-term debt, net of current portion....    7,464     8,501      6,448      4,175      7,180     7,319     4,819
Total shareholders' equity................    6,020     5,058      6,740     14,826     14,658    14,332    15,612

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included in this prospectus.

     This Prospectus, including the disclosures below, contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms "believe," "anticipate," "intend," "goal," "expects," and similar expressions may identify forward-looking statements. Our actual results, performance or achievements may differ materially from those anticipated or implied by such forward-looking statements. Factors that could cause or contribute to such material differences include those disclosed in the "Risk Factors" section of this prospectus, which prospective purchasers of the common stock offered hereby should consider carefully.

OVERVIEW

     We were incorporated in Colorado as Applied Films Labs, Inc. on March 2, 1976, with our main offices located in Boulder, Colorado. Since inception, our business has evolved from applied thin films research and development to the production and sale of thin film coated glass and coating equipment. During fiscal years 1998 and 1999, we relocated our Boulder operations to a new headquarters and manufacturing facility in Longmont, Colorado.

     Our net sales to date have been derived primarily from the sale of thin film coated glass to manufacturers of LCDs. Thin film coated glass sales and related costs are recognized when products are shipped. Historically, net sales have varied substantially from quarter to quarter, and we expect such variations to continue. We are typically able to ship our thin film coated glass within 30 days of receipt of the order and, therefore, do not have a significant long-term backlog of thin film coated glass orders. Our ten largest customers for thin film coated glass accounted for, in the aggregate, approximately 59%, 78%, 62% and 81% of gross sales in fiscal 1997, 1998, 1999 and the first six months of fiscal 2000, respectively.

     During fiscal 1997, we began selling thin film coating equipment to FPD manufacturers. Net sales of thin film coating systems are recognized primarily on the percentage-of-completion method, measured by the percentage of the total costs incurred and applied to date in relation to the estimated total costs to be incurred for each contract. The lead time for the sale of thin film coating equipment is generally six to twelve months. To date, we have priced our coating equipment in U.S. dollars. Net sales of thin film coating equipment in fiscal years 1997, 1998, 1999 and the first six months of fiscal 2000 were $2.8 million, $13.9 million, $4.6 million and $428,000, respectively. Coating equipment backlog as of January 1, 2000 was $6.1 million, compared to $2.5 million as of January 2, 1999.

     The principal demand for the our thin film coated glass is by LCD manufacturers, most of which are located in Asia. Total gross sales to international customers represented approximately 83%, 78%, 85% and 91% of our gross sales in fiscal 1997, 1998, 1999 and the first six months of fiscal 2000, respectively. We expect international sales will continue to represent a significant portion of our net sales. We sell most of our thin film coated glass to foreign customers in U.S. dollars except for sales to certain Japanese customers that are in yen. Gross sales denominated in yen were approximately $4.4 million, $6.0 million, $6.7 million and $4.5 million in fiscal 1997, 1998, 1999 and the first six months of fiscal 2000, respectively.

     In fiscal 1999, the FPD industry experienced adverse market conditions in both the thin film coated glass market and the thin film coating equipment market. During fiscal 1999, there was a downturn in the Asian economy and many FPD manufacturers located in Asia delayed capital spending on new coating equipment. In addition, market prices for thin film coated glass declined approximately 29% during fiscal 1999. During the course of this downturn we reduced costs in our U.S. operations and expanded our lower cost operations at our joint venture in China. Recently, the Asian economy has improved and worldwide demand for FPDs has risen, resulting in increasing demand for coated glass and thin film coating equipment.

     China Joint Venture. In April 1999 we entered into our STEC joint venture with NSG to produce coated glass in Suzhou China for resale both through our company and through NSG. The joint venture represents a strategic effort to establish manufacturing capacity in the Far East and reduce our total manufacturing costs. Upon formation of the joint venture, each partner sold a production coater to the joint venture and moved a portion of its manufacturing capacity to STEC. We anticipate selling one additional production coater to the joint venture in the fall of 2000. The equipment being sold is a Venture 5000 system that is currently being operated in our Longmont, Colorado facility. Sales to the joint venture are on arms-length terms.

     We will recognize 50% of STEC's net income as "Equity earnings in affiliate" on our consolidated statement of operations. We buy coated glass manufactured by the joint venture and resell it to our customers in Asia. The income from these sales will continue to flow through our consolidated statement of operations. The joint venture buys glass from NSG at NSG's cost, or at the lowest price available to us in the market. We expect that the lower cost structure from reduced labor, materials and transportation costs will result in higher margins on our sales of glass manufactured by STEC. The joint venture may also solicit business in China to the extent it has excess capacity that is not being utilized to produce glass for our customers and those of NSG. Profits on sales by the joint venture will be part of the joint venture's net income.

     The joint venture has determined that it will utilize available cash flows to repay debt. Accordingly, we do not expect to receive dividends from the joint venture in the foreseeable future. See "Results of Operations -- Six Months Ended January 1, 2000 Compared with Six Months Ended January 2, 1999 -- Income Tax Benefit (Provision)." The only cash flow we will receive from the joint venture will be a 2% royalty on all joint venture sales, payable quarterly. We expect that the joint venture will not materially affect our revenues, operating income or cash flows from operating activities, but will increase our net income.

RESULTS OF OPERATIONS

     The following table sets forth information derived from the consolidated statements of operations expressed as a percentage of net sales for the periods indicated.

                                                                                    SIX MONTHS
                                                      FISCAL YEAR ENDED                ENDED
                                                ------------------------------   -----------------
                                                JUNE 28,   JUNE 27,   JULY 3,    JAN. 2,   JAN. 1,
                                                  1997       1998       1999      1999      2000
                                                --------   --------   --------   -------   -------
                                                                                    (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales....................................    100.0%     100.0%     100.0%     100.0%    100.0%
Cost of goods sold...........................     80.3       79.5       85.9       87.9      86.1
                                                 -----      -----      -----      -----     -----
Gross profit.................................     19.7       20.5       14.1       12.1      13.9
Operating expenses:
     Selling, general and administrative.....      8.8        9.6       11.9       13.5      10.9
     Research and development................      2.2        2.3        3.3        3.0       4.2
                                                 -----      -----      -----      -----     -----
Operating income (loss)......................      8.7        8.6       (1.1)      (4.4)     (1.2)
Interest expense.............................     (2.4)      (0.9)      (1.8)      (1.6)     (1.5)
Other income (expense).......................      0.3        0.5        0.2         --       1.2
Equity earnings in affiliate.................       --         --        1.2         --       5.2
                                                 -----      -----      -----      -----     -----
Income (loss) before income taxes............      6.6        8.2       (1.5)      (6.0)      3.7
Income tax benefit (provision)...............     (1.8)      (2.8)        .8        2.7       1.7
                                                 -----      -----      -----      -----     -----
Net income (loss) before cumulative effect of
  change in accounting principle.............      4.8        5.4        (.7)      (3.3)      5.4
Cumulative effect of change in accounting
  principle..................................       --         --         --         --        .3
                                                 -----      -----      -----      -----     -----
Net income (loss)............................      4.8%       5.4%       (.7)%     (3.3)%     5.1%
                                                 =====      =====      =====      =====     =====

SIX MONTHS ENDED JANUARY 1, 2000 COMPARED WITH SIX MONTHS ENDED JANUARY 2, 1999

     Net Sales. Net sales increased 1% to $15.7 million in the first six months of fiscal 2000 from $15.5 million in the first six months of fiscal 1999. This reflected stronger demand for STN glass offset by a decline in equipment sales from the same period last year. Net sales for thin film coated glass increased approximately 10% for the first six months of fiscal 2000 compared to the first six months of fiscal 1999. Equipment sales decreased approximately 75% in the first six months of fiscal 2000 compared to the first six months of fiscal 1999.

     Gross Profit. Gross profit increased to $2.2 million in the first six months of fiscal 2000 from $1.9 million in the first six months of fiscal 1999. As a percentage of net sales, gross profit margins were 14% in the first six months of fiscal 2000 compared with 12% in the first six months of fiscal 1999. Gross profit margins for thin film coated glass for the first six months of fiscal 2000 were positively affected by the increase in sales of STN coated glass. Gross profit margins for coating equipment for the first six months of fiscal 2000 were favorably affected by the sale of spare parts, and by the reduction of warranty reserves by $300,000 due to better than expected warranty claims experience.

     Selling, General and Administrative. Selling, general and administrative expenses decreased 19% to $1.7 million in the first six months of fiscal 2000 from $2.1 million in the first six months of fiscal 1999 due primarily to lower overhead expenses resulting from cost reduction efforts and lower sales commissions. The first six months of fiscal 1999 was also affected by one-time charges for severance and facility moving costs of $316,000. As a percentage of net sales, selling, general and administrative costs were 11% for the first six months of fiscal 2000 compared to 14% for the first six months of fiscal 1999.

     Research and Development. Research and development expenses rose 41% to $664,000 for the first six months of fiscal 2000 from $472,000 in the first six months of fiscal 1999. This was due to increased salary costs and depreciation expenses for equipment used in process development. As a percentage of net sales, research and development expenses were 4% in the first six months of fiscal 2000 and 3% in the first six months of fiscal 1999.

     Equity Earnings in Affiliate. Equity earnings in affiliate were $818,000 for the first six months of fiscal 2000. The joint venture was not operating for the comparable period in fiscal 1999.

     Interest Expense. Interest expense decreased to $240,000 for the first six months of fiscal 2000 from $251,000 in the first six months of fiscal 1999. Average debt levels were lower during the first six months of fiscal 2000 compared to the first six months of fiscal 1999, due to the reduction in borrowing upon receipt of the final payment on the equipment sale to the joint venture.

     Other Income (Expense). Other income was approximately $193,000 for the first six months of fiscal 2000 due primarily to a gain on foreign currency and royalty income from the joint venture.

     Income Tax Benefit (Provision). We had an income tax benefit of $260,000 in the first six months of fiscal 2000 compared to a benefit of $416,000 in the first six months of fiscal 1999. The effective tax rate during the second quarter of fiscal 2000 was a benefit equal to 103% of our income, as further discussed below, and was a benefit equal to 47% of our loss during the second quarter of fiscal 1999.

     During fiscal 2000, we determined that the earnings from the joint venture would not be distributed to us for the forseeable future; therefore a provision for U.S. income taxes need not be provided on the earnings from the joint venture. During fiscal 1999, we accrued for income taxes to be paid on the earnings in the joint venture at a rate of 34%. Based on the fiscal 2000 determination, the taxes originally provided during fiscal 1999, as well as those provided through the first quarter of fiscal 2000 on the earnings from the joint venture, were reversed in the second quarter of fiscal 2000, resulting in a tax benefit of $260,000 for the first six months of fiscal 2000.

     Cumulative effect of change in accounting principle. During the first six months of fiscal 2000, we wrote off organizational costs associated with the joint venture totaling $50,000 net of taxes, to account for the adoption of SOP 98-5, which requires that historically deferred start-up and organization costs be written off.

FISCAL 1999 COMPARED TO FISCAL 1998 AND FISCAL 1997

     Net Sales. Net sales were $31.5 million, $53.0 million and $34.1 million in fiscal 1999, 1998 and 1997, respectively. This represented a decrease of 41% from fiscal 1998 to fiscal 1999 and a 56% increase from fiscal 1997 to fiscal 1998. Thin film coated glass sales dropped from $39.1 million to $26.9 million from fiscal 1998 to fiscal 1999 and increased from $31.2 million to $39.1 million from fiscal 1997 to fiscal 1998. The 31% decrease from fiscal 1998 to fiscal 1999 was caused by a softening in demand from our customers and was industry-wide, which caused surplus inventory for us and for the industry. This condition fueled a price war and we experienced a drop in thin film coated glass prices of 29%. The Asian economic crisis caused a number of customers to postpone capital equipment spending through much of fiscal 1999. The increase in thin film coated glass sales from 1997 to 1998 resulted from increasing demand as well as from new production capacity that we added during fiscal 1998. Sales of thin film coating equipment decreased from $13.9 million in fiscal 1998 to $4.6 million in fiscal 1999, and increased from $2.8 million in fiscal 1997 to $13.9 million in fiscal 1998.

     Gross Profits. Gross profits were $4.5 million, $10.9 million and $6.7 million in fiscal 1999, 1998 and 1997, respectively. The pricing pressures the thin film coated glass market experienced in fiscal 1999 caused our gross margins to decline from fiscal 1998. Gross profits increased in fiscal 1998 from fiscal 1997 due primarily to increasing sales levels of thin film coated glass as well as gross profit contribution from thin film coating equipment sales, which began in fiscal 1997. As a percentage of net sales, gross profit margins were 14.1%, 20.5% and 19.7% in fiscal 1999, 1998 and 1997, respectively. Between fiscal 1997 and fiscal 1998, gross profit margins as a percent of net sales increased for thin film equipment and declined for thin film coated glass.

     Selling, General and Administrative. Selling, general and administrative expenses ("SG&A"), totaled $3.8 million, $5.1 million and $3.0 million for fiscal 1999, 1998 and 1997, respectively. As a percentage of sales, selling, general and administrative costs were 11.9%, 9.6% and 8.8% for fiscal years 1999, 1998 and 1997, respectively. SG&A decreased 26% from $5.1 million in fiscal 1998 to $3.8 million in fiscal 1999 due to a concentrated cost reduction effort. Commissions from film coating equipment sales were lower in fiscal 1999 as well due to the reduced sales level in the systems business. SG&A increased from fiscal 1997 to fiscal 1998 due to higher salaries, additional personnel and related expenses, sales commissions, including commissions on increased film coating equipment sales, as well as increased employee profit sharing expenses.

     Research and Development. Research and development expenses totaled $1.0 million, $1.2 million and $749,000 for fiscal 1999, 1998 and 1997, respectively. Research and development expenditures consisted primarily of salaries, outside contractor expenses and other expenses related to our ongoing product development efforts. The changes from fiscal 1998 to fiscal 1999 and from fiscal 1997 to fiscal 1998 were primarily attributable to changes in staffing and material and supplies expense related to advanced development projects. The advanced development team completed the design, fabrication, process proving and debugging of our latest ATX-700 technology during fiscal 1999. As a percentage of net sales, research and development expenses were 3.3%, 2.3% and 2.2% in fiscal 1999, 1998 and 1997, respectively. In fiscal 1997, research and development expenses were net of reimbursements for research contracts.

     Interest Expense. Interest expense was $572,000, $496,000 and $822,000 for fiscal 1999, 1998 and 1997, respectively. The increase in long-term borrowings in fiscal 1999 funded the $3.2 million up front capital requirement of the STEC joint venture in China. Total debt was $7.4 million, $4.3 million and $7.6 million as of fiscal year end 1999, 1998 and 1997, respectively. In addition, we incurred debt guarantee fees paid to Donnelly Corporation of $103,000 and $250,000 for fiscal 1998 and 1997, respectively.

     Other Income (Expense). Other income (expense) was $59,000, $252,000 and $95,000 in fiscal 1999, 1998 and 1997, respectively. This fluctuation was due primarily to fluctuations in foreign exchange gains.

     Income Tax Benefit (Provision). We recorded a $258,000 tax benefit during fiscal 1999. We anticipate receiving a refund of $522,000 from excess fiscal 1999 estimated payments and from applying the tax loss carryback to previous fiscal years. The income tax provision was $1,480,000 and $605,000 for fiscal years 1998 and 1997, respectively. The effective tax rate for fiscal 1998 was 34% compared with 27% for fiscal 1997 due to utilization of net operating loss carry-forwards in fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth summary unaudited quarterly financial information for the ten fiscal quarters ended January 1, 2000. In the opinion of management, such information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and reflects all necessary adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period and any trends reflected in such results may not continue in the future. Our results of operations may be subject to significant quarterly variations.

                                                   FISCAL 1998                           FISCAL 1999                FISCAL 2000
                                                  QUARTER ENDED                         QUARTER ENDED              QUARTER ENDED
                                      -------------------------------------   ---------------------------------   ---------------
                                       SEPT.     DEC.      MAR.      JUNE     SEPT.     DEC.     MAR.     JULY     SEP.     JAN.
                                       1997      1997      1998      1998      1998     1998     1999     1999     1999     2000
                                      -------   -------   -------   -------   ------   ------   ------   ------   ------   ------
Net sales...........................  $11,251   $13,173   $15,312   $13,305   $9,351   $6,176   $8,216   $7,779   $7,388   $8,308
Cost of goods sold..................    8,801    10,588    12,355    10,406    8,158    5,493    6,622    6,798    6,475    7,042
                                      -------   -------   -------   -------   ------   ------   ------   ------   ------   ------
Gross profit........................    2,450     2,585     2,957     2,899    1,193      683    1,594      981      913    1,266
Operating expenses:
    Selling, general and
      administrative................      986     1,109     1,336     1,636    1,304      794      911      750      809      902
    Research and development........      330       287       324       302      260      212      274      297      349      315
                                      -------   -------   -------   -------   ------   ------   ------   ------   ------   ------
Operating income (loss).............    1,134     1,189     1,297       961     (371)    (323)     409      (66)    (245)      49
Interest expense....................     (171)      (87)     (103)     (135)    (112)    (140)    (167)    (147)    (139)    (101)
Other income (expense)..............       24        29        86       113      136     (135)     (27)      78      180       14
Equity earnings in affiliate........       --        --        --        --       --       --       --      382      449      369
                                      -------   -------   -------   -------   ------   ------   ------   ------   ------   ------
Income (loss) before income taxes...      987     1,131     1,280       939     (347)    (598)     215      247      245      331
Income tax benefit (provision)......     (328)     (385)     (435)     (332)     130      286      (72)     (86)     (83)     343
                                      -------   -------   -------   -------   ------   ------   ------   ------   ------   ------
Net income (loss) before cumulative
  effect of change in accounting
  principle.........................      659       746       845       607     (217)    (312)     143      161      162      674
Cumulative effect of change in
  accounting principle..............       --        --        --        --       --       --       --       --       50       --
                                      -------   -------   -------   -------   ------   ------   ------   ------   ------   ------
Net income (loss)...................  $   659   $   746   $   845   $   607   $ (217)  $ (312)  $  143   $  161   $  112   $  674
                                      =======   =======   =======   =======   ======   ======   ======   ======   ======   ======

     The following table sets forth the above unaudited information as a percentage of total net sales.

                                                     FISCAL 1998                         FISCAL 1999                FISCAL 2000
                                                    QUARTER ENDED                       QUARTER ENDED              QUARTER ENDED
                                           --------------------------------    --------------------------------    --------------
                                           SEPT.    DEC.     MAR.     JUNE     SEPT.    DEC.     MAR.     JULY     SEP.     JAN.
                                           1997     1997     1998     1998     1998     1998     1999     1999     1999     2000
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Net sales................................  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold.......................   78.2     80.4     80.7     78.2     87.2     88.9     80.6     87.4     87.6     84.8
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Gross profit.............................   21.8     19.6     19.3     21.8     12.8     11.1     19.4     12.6     12.4     15.2
Operating Expenses:
  Selling, general and administrative....    8.8      8.4      8.7     12.3     13.9     12.9     11.1      9.6     11.0     10.9
Research and development.................    2.9      2.2      2.1      2.3      2.8      3.4      3.3      3.8      4.7      3.8
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Operating income (loss)..................   10.1      9.0      8.5      7.2     (3.9)    (5.2)     5.0      (.8)    (3.3)     0.5
Interest expense.........................   (1.5)    (0.7)    (0.7)    (1.0)    (1.2)    (2.3)    (2.0)    (1.9)    (1.9)    (1.2)
Other income (expense)...................    0.2      0.3      0.6      0.9      1.5     (2.2)    (0.3)     1.0      2.4      0.2
Equity earnings in affiliate.............     --       --       --       --       --       --       --      4.9      6.0      4.4
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Income (loss) before income taxes........    8.8      8.6      8.4      7.1     (3.6)    (9.7)     2.6      3.2      3.2      3.9
Income tax benefit (provision)...........   (2.9)    (2.9)    (2.9)    (2.5)     1.4      4.6     (0.9)    (1.1)    (1.1)     4.1
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Net income (loss) before cumulative
  effect of change in accounting
  principle..............................    5.9      5.7      5.5      4.6     (2.2)    (5.1)     1.7      2.1      2.1      8.0
Cumulative effect of change in accounting
  principle..............................     --       --       --       --       --       --       --       --       .7       --
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Net income (loss)........................    5.9%     5.7%     5.5%     4.6%    (2.2)%   (5.1)%    1.7%     2.1%     1.4%     8.0%
                                           =====    =====    =====    =====    =====    =====    =====    =====    =====    =====

     The variation in quarterly sales during fiscal 1999 and fiscal 1998 was due to reduced demand from customers for thin film coated glass and the resulting excess inventories of thin film coated glass as well as a reduction in capital spending and equipment purchases in the thin film coated glass industry. Net sales of thin film coated glass for fiscal 1999 totaled $26.9 million compared with $39.1 million during fiscal 1998. Sales and related costs of thin film coated glass products are recognized when products are shipped. Sales of thin film coating equipment totaled $4.6 million in fiscal 1999 compared with

$13.9 million in fiscal 1998. During the first quarter of fiscal 1997, we began recognizing revenue from the sale of thin film coating equipment. We utilize the percentage of completion accounting method for recognizing sales of equipment. See "Notes to Consolidated Financial Statements -- Note 2: Significant Accounting Policies -- Equipment Sales Revenue Recognition."

     For fiscal 1999, quarterly sales of thin film coating equipment were $1.2 million for the first fiscal quarter, $0.5 million during the second fiscal quarter, $2.5 million during the third fiscal quarter and $0.4 million during the fourth fiscal quarter. In comparison, sales of thin film coating equipment for fiscal 1998 totaled $2.1 million in the first fiscal quarter, $3.3 million in the second fiscal quarter, $5.1 million in the third fiscal quarter and $3.4 million in the fourth fiscal quarter.

     Total gross profits decreased quarter over quarter during fiscal 1999 compared to fiscal 1998. As a percentage of sales, gross profits decreased in the first and second quarters of fiscal 1999 versus the first and second quarters of fiscal 1998. Gross profits as a percentage of sales increased in the third quarter and decreased again in the fourth quarter of fiscal 1999 versus the third and fourth quarters of fiscal 1998. As a percent of sales, gross profits declined 31% to 14.1% in fiscal 1999 from 20.5% in fiscal 1998. This drop corresponds to the 29% overall drop in selling prices for the thin film coated glass industry in fiscal 1999 as well as the reduced revenues in the thin film coating equipment business.

     Selling, general and administrative expenses decreased 26% during the quarters of fiscal 1999 due to a concentrated cost reduction effort that included controls on overhead spending during the year as well as reduced commissions for thin film coating equipment sales. Included in the SG&A expenses during fiscal 1999 are one time charges totaling $433,000 for the completion of the relocation of our facilities to Longmont, Colorado and severance charges.

     Interest expense was higher during fiscal 1999 than in fiscal 1998 due primarily to increased debt levels in fiscal 1999. Other income increased for fiscal 1998 due primarily to higher foreign exchange gains.

     Equity earnings in affiliate was a new addition to our results of operations in fiscal 1999. The STEC joint venture was funded in January 1999, began production in April 1999, and closed its first quarter of operations as of July 3, 1999 profitably, contributing $382,000 to our net income.

     Because a significant portion of our overhead is fixed, our quarterly results of operations may be materially affected if sales of thin film coated glass or thin film coating equipment decline for any reason.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations with cash generated from operations, proceeds from an initial public offering of our common stock, and with borrowings. Cash provided by operating activities for fiscal 1999 was $3.9 million compared to $208,000 for the corresponding period in fiscal 1998 due primarily to the reduction in inventory and proceeds from sale to the joint venture. In fiscal 1999, we borrowed $3.2 million under our line of credit to fund the initial capital requirements of our STEC joint venture. As of January 1, 2000, cash and cash equivalents were approximately $1.4 million and working capital was $10.0 million. As of January 1, 2000, accounts receivable were approximately $5.6 million.

     Our $11.5 million credit facility with a commercial bank will expire on September 17, 2002. As of January 1, 2000, approximately $4.6 million was outstanding on our credit facility. The interest rate under the credit facility was 8.5% at January 1, 2000. The credit facility generally restricts our ability to make capital expenditures, incur additional indebtedness, enter into capital leases or guarantee such obligations. To remain in compliance with the credit agreement, we must also maintain certain financial ratios. At January 1, 2000 we were in compliance with all of the financial covenants in our credit facility.

     Capital expenditures were $53,000, $2.9 million and $5.4 million for the six months ended January 1, 2000, fiscal 1999 and fiscal 1998, respectively. We anticipate capital expenditures of approximately $1.0 million in the remainder of fiscal 2000, consisting primarily of expenses related to the completion of the new ATX-700 coating system and other thin film coating test equipment and support equipment. The majority of capital spending in fiscal 1999 was for the development and construction of the new ATX-700 platform which was built and is located in our Longmont, Colorado facility.

     We believe that our working capital and capital resource needs will continue to be met by operations, borrowings under the existing credit facility and the proceeds of this offering.

YEAR 2000 COMPLIANCE

     The Year 2000 issue has not had a material adverse effect on our financial condition, results of operations or liquidity. However, the systems of other companies that interact with us may not be Year 2000 compliant, which may adversely affect us.

RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENT

     Several new accounting standards have been issued in fiscal 1997 and 1998 that have impacted us in fiscal 1999 and will impact us going forward. We believe these accounting standards will not have a material impact on our operating results when implemented.

MARKET RISK EXPOSURE

     Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices. We are exposed to market risk through interest rates. This exposure is directly related to our normal funding and investing activities.

     Approximately $4.6 million of our borrowed debt is subject to changes in interest rates as of January 1, 2000; however, we do not use derivatives to manage this risk. This exposure is linked primarily to the Eurodollar rate, and secondarily to the prime rate. We have historically locked in Eurodollar rates on 30 to 60 day intervals, and have not experienced major fluctuations in rates. A one percent change in interest rates would result in an approximate $46,000 annual impact on pre-tax income based on the quarters and borrowing level of debt subject to interest fluctuations.

FOREIGN EXCHANGE EXPOSURE

     We are exposed to foreign exchange risk associated with our accounts receivable and payable denominated in foreign currencies, primarily in Japanese yen. At January 1, 2000, we had approximately $1.7 million of accounts receivable and $2.5 million of accounts payable denominated in yen compared with January 2, 1999, when we had approximately $600,000 of accounts receivable and $1.4 million of our accounts payable denominated in yen. A one percent change in exchange rates would result in an approximate $7,500 net impact on pre-tax income based on the January 1, 2000 quarter end foreign currency denominated accounts receivable and accounts payable balances. Our customers typically pay us for our yen denominated sales within approximately 15 to 45 days of the date of sale. We occasionally offer cash discounts for early payment and pre-payment.

     Notwithstanding the above, actual changes in interest rates and foreign exchange rates could adversely affect our operating results or financial condition. The potential impact is likely greater the greater the magnitude of the rate change. See also "Note 11 to Consolidated Financial Statements -- Fair Value of Financial Instruments."

                                    BUSINESS

     We are a leader in thin film technology for the flat panel display ("FPD") industry. We use our proprietary in-line coating systems to produce thin film coated glass for use in a variety of displays incorporated in products ranging from calculators to wireless communication devices. We also design and manufacture thin film coating equipment for display manufacturers across the entire continuum of the FPD industry. These manufacturers use our equipment to apply thin films to glass for use in FPDs, including LCDs, touch panels, active matrix computer displays and high end plasma displays for high definition televisions. Our ability to produce both thin film coated glass and thin film coating equipment enables us to leverage our expertise and provide effective solutions to the FPD market.

INDUSTRY BACKGROUND

     FPDs are found in a wide variety of consumer and industrial products, including cellular telephones, personal digital assistants, calculators, laptop computers, pagers, scientific instruments, televisions, portable video games, gasoline pumps, automotive instruments, point-of-sale terminals and a number of other electronic devices. According to DisplaySearch, the market for FPDs used in mobile phones is expected to grow from approximately $569 million in 1998 to approximately $4.63 billion in 2003, a compound annual growth rate of 52.1%. Additionally, the emerging market for FPDs used in high definition televisions is expected to grow from approximately $71 million in 1998 to $3.1 billion by 2003, an annual growth rate of 113.3%, according to DisplaySearch.

     According to DisplaySearch, the FPD market is expected to grow from approximately $11.8 billion in 1998 to approximately $39.8 billion by 2003, an annual growth rate of 27.5%. Growth in the FPD industry is being driven by a number of market and technological forces, including:

     -  the strong growth in wireless and portable communication devices;

     - increased consumer demand for displayed information, driven largely by the accessibility of information and entertainment on the Internet;

     - technical characteristics of FPDs that make them ideally suited for portable display applications, including thin profile, low weight, high resolution and lower power consumption; and

     - the emergence of active matrix LCDs and plasma displays as attractive and viable alternatives to CRTs.

     We address two distinct markets within the FPD industry: the market for thin film coated glass and the market for thin film coating equipment. The market for our thin film coated glass is primarily comprised of manufacturers of products using black and white displays, such as those used in cellular telephones, calculators, or electronic games. These manufacturers typically purchase thin film coated glass from specialized suppliers such as ourselves.

     The market for our thin film coating equipment is primarily made up of manufacturers of products using high information content, color displays, such as high resolution LCDs and PDPs used in computer monitors and high definition televisions. The processes used to produce these displays involve intermediate process steps more suitably performed in-house by the display manufacturers. Consequently, these manufacturers have a need for thin film coating equipment to internally apply thin film coatings in their own display fabrication facilities. To a lesser extent, the market for thin film coating equipment also includes manufacturers of lower information content displays that choose to vertically integrate and produce thin film coated glass internally.

     The following chart identifies the core technologies used in FPDs and various applications for each type of display:

[GRAPH]                        DISPLAY TECHNOLOGY

     There are a number of trends that are converging in the FPD industry in response to the evolving needs of display manufacturers driven by consumer demand. Among them are the following:

     - Larger size. The FPD industry is moving toward larger, thinner displays, driving the need for high performance coating equipment that can accommodate larger panel sizes.

     - Higher resolution. An increasing share of the FPD market is moving to higher resolution displays, thus driving the need for more advanced thin film technologies.

     - Improved production efficiencies. FPD manufacturers are continuously seeking opportunities to improve operating efficiencies and reduce production costs. As a result, attention is increasingly focused on optimizing equipment uptime, maximizing throughput, increasing automation and improving yields.

     - Flexibility. FPD manufacturers seek modular solutions to their coating equipment needs allowing them to scale production to respond to market demand.

     With shorter product development cycles and rapidly evolving technologies, manufacturers are seeking relationships with suppliers that can clearly demonstrate technical expertise, the ability to meet performance expectations and decrease time to market.

APPLIED FILMS SOLUTION

     We offer FPD customers a fully integrated solution that supports the customer through all phases of development and product life cycle. We are the only company that supplies both thin film coated glass for low resolution displays and also the coating equipment for manufacturers of both low and high resolution displays. Our ability to supply both coated glass and coating process systems enables us to supply and support a broad range of FPD technologies. Our increasing emphasis on coating process systems and the introduction of the ATX-700 advanced coating platform positions us to take advantage of anticipated growth in the markets for high resolution LCD and plasma displays.

     Thin Film Coating Equipment. To address the evolving needs of FPD manufacturers and leverage our expertise in process technology, we recently developed and introduced the ATX-700. The

ATX-700 is a modular and scalable advanced thin film coating system that answers the needs of the PDP and active matrix markets for small, flexible systems that minimize particulate generation and can easily be adapted to automation.

     The advanced ATX-700 platform, coupled with our process technology and extensive experience in operating our own coating equipment, provides us with significant competitive advantages in selling our coating equipment. By continually refining our own systems in a commercial operating environment, we have achieved significant processing efficiencies and quality improvements. Our operational experience enables us to better understand and respond to customer specific needs in the design and construction of the customer's system. We are also able to provide customers useful production, training and performance data from our in-house production systems as they look to further commercialize their own processes. We are currently providing process qualification samples to several leading FPD manufacturers. In December 1999, we announced our first contract for the sale of an ATX-700 system. This sale to a Taiwanese company is expected to be delivered late in calendar year 2000. In February 2000, we announced a letter of intent with a manufacturer of plasma display panels to purchase an ATX-700, subject to execution of a binding purchase order. We are actively soliciting and negotiating additional system orders.

     We believe our proprietary technology and know-how enables us to effectively address the advanced technical requirements of FPD manufacturers. For example, we developed and applied for patent protection for a process which materially increases the reactive sputtering speed of magnesium oxide ("MgO"). We believe this process may represent a significant competitive advantage in the emerging market for coating equipment for plasma displays. In addition, we have designed our advanced platforms to provide technical, processing, and operational advantages to our customers. We believe our technological expertise will be of increasing importance to our equipment business as the technical requirements of FPDs continue to evolve.

     Thin Film Coated Glass. We are the leading worldwide supplier of thin film coated glass for low resolution black and white LCDs and we have a smaller, but growing share of the market for thin film coated glass for high resolution black and white LCDs. Our design, construction and operation of our own coating equipment to supply these markets gives us a significant cost advantage over our competitors, most of which must purchase equipment from third parties. In addition, our hands-on operating experience provides us competitive advantages, including:

     - the ability to make continuous process and system improvements resulting in higher throughput, better yields, greater equipment uptime and more efficient target utilization;

     - our expertise in substrates, coating materials and glass preparation under cleanroom conditions; and

     - the development of reliable, cost effective conveyance systems enabling movement of the glass at varied speeds in a controlled fashion.

     We meet our customers' needs by supplying glass from our plant in Longmont, Colorado and increasingly from our joint venture in Suzhou, China. This joint venture is strategically positioned in southeast Asia in close proximity to our customer base, enabling just-in-time delivery, minimizing working capital requirements, and reducing raw glass, direct labor and transportation costs.

STRATEGY

     Our objective is to enhance our position as a leading global supplier of coated glass and coating process technology and equipment to the entire FPD industry. Essential elements of our strategy include the following:

     Leverage our Leadership in Providing Effective Thin Films Solutions. We leverage our thin film technology and process capabilities to address the evolving requirements for more sophisticated, technologically advanced FPDs. The FPD industry includes a broad range of technologies used in a wide variety of products. We supply coated glass and coating process systems, enabling our customers to produce a full range of FPDs. We believe our technological capabilities, our history of designing, developing and improving our own thin film manufacturing systems, and our extensive operational experience provide us with competitive advantages in selling thin film coating equipment and coated glass to FPD manufacturers.

     Capture Opportunities Created by Growing Demand in High-End FPD
Markets. As consumers continue to demand more sophisticated displays, FPD manufacturers are focusing on and increasing capacity to produce high resolution displays. The recovery of the Asian economy is also creating increased demand for coating systems as Asian manufacturers build production capacity to satisfy demand. To address this demand, we have developed the ATX-700, a modular and scalable advanced thin film coating system. The ATX-700 provides a solution to the automation, increasing display size and low-particulate requirements of FPD manufacturers. We provide a complete solution to our customers' needs by offering all necessary stages of the coating process, from the first step of glass cleaning through the final stage of inspection, packaging and shipment. The ATX-700 platform can be configured to address a variety of manufacturing requirements through the entire FPD continuum, including advanced, high resolution active matrix and plasma displays.

     Capture Opportunities in the Coated Glass Market Driven by Growth in Wireless Communications. The proliferation of wireless communication devices such as cellular telephones and PDAs is creating increased demand for thin film coated glass used in these devices. As the leading supplier of thin film coated glass, we are well positioned to take advantage of this opportunity. We are aggressively pursuing the opportunity by seeking to be a low cost producer, by continuing to upgrade our own coating systems and by achieving technology-based manufacturing efficiencies. In particular, our joint venture in China, which is strategically located near several major manufacturers of displays for wireless communication devices, allows us to most effectively service these customers. We also seek continued growth in other areas of our thin film coated glass business by leveraging our long-standing relationships with many of the world's key FPD manufacturers.

     Continue to Develop New Coating and Process Technologies for Existing and Emerging Markets. We are using our thin films expertise to address the evolving needs of the FPD industry. For example, we pioneered the commercialization of several advanced process technologies including the application of MgO, indium tin oxide ("ITO") and chrome copper chrome ("CrCuCr") on glass. In addition, we recently developed coatings for the touch screen market and initiated sample testing of thin films for use in organic LED ("OLEDs"). We intend to continue to develop new coating and process technologies to meet the evolving needs of our customers.

     Deliver Superior Service and Support. We meet our customers' FPD needs by providing in-house and on-site training, ongoing customer service, and support through all phases of development and production. Our expertise and experience as a supplier of thin film coated glass is a competitive advantage that enables us to better assist customers in installing, testing and operating the coating equipment we provide. Our fully operational commercial coating lines enable us to demonstrate equipment and train customers in an actual production environment at our facilities. This hands-on training and support, combined with our modular design, benefits our customers by reducing start-up times, maximizing equipment uptime and improving operational efficiencies.

PRODUCTS

     Our thin film coated glass and processing systems are used in a broad spectrum of FPD displays. We design and manufacture thin film coating equipment for FPD manufacturers and for our own in-house production of coated glass. We also supply thin film coated glass primarily for LCDs used in wireless communication devices and other electronic devices.

     The following table illustrates the FPD markets we serve:

                                                               MARKET
                              -------------------------------------------------------------------------
                                        BLACK AND WHITE     TOUCH        COLOR       ACTIVE
                                 TN           STN           PANEL         STN        MATRIX       PDP
                              --------  ---------------  ------------  ----------  -----------  -------
Thin Film                     SiO(2)    SiO(2)           ITO Optical      (1)          (1)        (1)
  Coated Glass                ITO       Thick ITO        Coatings
Coating Process Systems       Venture   Venture 5000 or  ATX-700       ATX-700     ATX-700      ATX-700
                              5000      ATX-700

-------------------------
(1) For the color STN, active matrix and PDP markets where thin films are used as intermediate layers, we supply process qualification samples of coated glass for the development and prototyping needs of actual and prospective equipment customers.

     THIN FILM COATING EQUIPMENT

     Our coating equipment product line includes two platforms:

     The ATX-700 Series. The recently introduced ATX-700 is an advanced thin film coating system that provides a solution to the increasing display size and low-particulate requirements of PDPs and other FPDs. The ATX-700 features near vertical sputtering of glass substrates, a minimized footprint (half of a traditional in-line system), lower particulate levels, and reduced manual labor requirements because of robotic handling. We also offer the ATX-700P, a pilot version of the ATX-700 for small volume production. The selling price of the ATX-700 typically ranges from $4 to $7 million, depending on system configuration. The selling price of the ATX-700P typically ranges from $1 to $2 million. In December 1999, we announced our first contract for the sale of an ATX-700 system. This sale to a Taiwanese company is expected to be delivered late in calendar year 2000. In February 2000, we announced a letter of intent with a manufacturer of plasma display panels to purchase an ATX-700, subject to execution of a binding purchase order.

                               [ATX-700 DIAGRAM]

     The ATX-700 is modular and can be configured to meet multiple thin film coating requirements for the high-end FPD market, including plasma displays and active matrix LCDs. The ATX-700 is particularly well suited for the high growth plasma display market where we can offer our unique patent-pending magnesium oxide sputtering process. We believe this process allows MgO to be applied with greater uniformity than the current vacuum evaporation method. We believe the process also results in increased yields, increased throughput and reduced costs. The ATX-700 platform is designed to apply other critical coatings in the plasma display fabrication facility, including ITO and CrCuCr. This capability allows the display manufacturer to use a common platform in multiple locations in the manufacturing line, creating operational efficiencies. The ATX-700 can also be configured for the low temperature ITO and chrome black matrix processes used to produce active matrix LCDs.

     The Venture Series. The Venture Series platform is an in-line vertical system used to apply ITO, silicon dioxide ("SiO(2)") and other thin films, primarily in producing coated glass for black and white LCDs. The Venture Series platform features high throughput, reduced particle defects and the capability for double sided coatings. The selling price of the Venture Series system ranges from $4 to $6 million. We will continue to market this system to LCD manufacturers in selected markets.

     THIN FILM COATED GLASS

     TN Coated Glass. We are the world's leading producer of twisted nematic ("TN") coated glass, which is used for low resolution black and white LCDs. Our customers incorporate these LCDs into consumer products that include watches, calculators, and electronic instruments. To produce TN coated glass, we use our proprietary in-line coating systems to deposit SiO(2) and ITO onto high quality glass panels. We then package and ship the coated glass panels to our customers for incorporation into their products.

     STN Coated Glass. The most rapidly growing portion of our coated glass business is the market for STN coated glass. STN coated glass is used for high resolution black and white LCDs used in cellular telephones, personal digital assistants, office copiers, portable video games and related products. The growing market for STN coated glass is particularly impacted by increased demand for wireless communication devices. STN coated glass requires thicker thin film coating layers and greater uniformity to improve conductivity. Because it is more complex and expensive to produce than TN coated glass, STN coated glass presently provides us with higher revenues and gross margins for each panel of glass produced.

     Touch Screens. In June of 1999, we entered into a joint marketing agreement with Information Products, Inc., covering worldwide marketing and distribution of coated glass for touch screen applications. We began commercial production and shipment of touch screen products in the fourth calender quarter of 1999. Touch screens are used as the input interface on a variety of consumer and industrial products, including the high growth PDA and related communication markets. To produce the coatings used in touch screens, we deposit a very thin, highly uniform layer of ITO. In addition, we are developing an optical coating to meet anti-reflection requirements in this market.

     Other Thin Film Coated Glass. Our other thin film coated glass includes ITO coatings for automatically dimming electrochromic mirrors, and chrome and rhodium coatings for dental mirrors. We also produce more limited quantities of advanced coated glass panels for the development and prototype needs of our coating equipment customers and prospective customers. These thin film coated glass products involve complex coatings for a variety of high resolution color FPDs, including color STN displays, active matrix LCDs, and PDPs.

  SALES, MARKETING AND CUSTOMERS

     Sales of our equipment involve a broad-based effort at various levels within our organization. Much of the sales effort in the equipment area is undertaken by our technical and marketing groups, including sales offices in Japan and China. Other personnel, including our Chief Executive Officer and Vice President -- Sales and Marketing, make regular trips to visit foreign customers to finalize contracts and ensure proper customer service. The sales cycle for thin film coating equipment is long, involving multiple visits to and by the customer and up to twelve months of technical sales effort. Equipment sales efforts are assisted by independent sales and service representatives in each region who have been selected with an emphasis on their ability to provide post sales service and support. We generally sell our thin film coating equipment on a progress payment basis. We generally sell our thin film coated glass on open account, most of which are insured, or backed by letter of credit. Our customer payment history has been excellent.

     Approximately 85% of our fiscal 1999 gross sales were derived from exports, primarily to Asia. In the same period, we served 122 customers in 16 countries. In fiscal 1999, our ten largest customers accounted for approximately 62% of our gross sales. The principal demand for thin film coated glass is in Asia and our customers for thin film coating equipment have historically been located in Korea, China, Taiwan and the United States. We believe our potential geographic market for thin film coating equipment includes all the major geographic regions in which FPD manufacturing takes place. Sales to two customers, NSG and Varitronix, represented approximately 15% and 11% of gross sales for fiscal 1999, respectively. Sales to both of these customers for fiscal 1999 consisted solely of sales of thin film coated glass.

TECHNOLOGY

     Virtually all FPDs require optically transparent, electrically conductive thin films coated on substrates such as glass. These thin films transmit electrical power to picture elements of the displays and allow light to pass to the viewer, creating the actual picture on the screen. The FPD market is placing increasing performance and other demands on the thin film coated glass used in FPDs, particularly with regard to imperfections, which must be fewer and smaller. As FPDs become larger and more resolution and information intensive, it becomes more crucial to maintain the lack of pinholes in the film, the absence of contamination on or under the film, and the physical, chemical and electrical uniformity, as well as the micro flatness of the substrate. In addition, the substrate cleaning process becomes more critical, and handling of the glass through the system must be more carefully controlled for quality.

     Process. We believe that we are a world leader in thin film process technology. One of our primary process elements and core competencies in the manufacture of thin film coated glass is the preparation of the glass for coating in high volumes. The cleaning process, the lack of pinholes in the coating, and the absence of any contamination on or under the coating are critical in the manufacturing process. After cleaning and preparation, the glass enters a HEPA filtered Class 1000 clean room where it is loaded into the coating system. After removal of the substrate from the system, it must be inspected for defects and optical, electrical and thickness properties. We continually work to improve our glass cleaning and product inspection capabilities.

     The coating equipment which we design and produce enables us and other manufacturers of thin film coated glass to apply very thin, transparent layers of thin film coatings to glass. The coatings which we apply are deposited in microscopic thicknesses by physically bombarding, or sputtering, a cathode source coating material (a chemical compound or element) with argon ions. Individual atoms and molecules of the source material are separated from the source by bombardment to form a vapor that condenses as a film onto the glass. Sputtering provides many advantages including material flexibility, thickness consistency, adaptability to large substrates and high volume production, defect and contamination control, adhesion and thin film density. Our technology of applying a thin film coating to glass or other substrate enables the display into which the glass or substrate is incorporated to function as a complex switch which controls light emission or transmission from each of the thousands of segments or pixels that comprise an FPD. Our primary thin film coated glass product is made by applying a thin layer of SiO(2) to prevent sodium in glass from leeching into the thin film conductive coatings which are subsequently applied. After the SiO(2) is applied, ITO is applied to provide conductive properties, permitting the glass to be used for various FPD applications. Particularly in FPDs, optically transparent, electrically conductive films, such as those we apply, find common application in transferring electrical power to the picture elements of the displays and allowing light to pass to the viewer.

     The quality of the coatings, the cycle time of the process, the utilization of materials, and other factors are controlled by our proprietary information and technology. For example, we are improving the utilization of the cathode source material. We also developed a method of reducing cathode voltage and are developing the application of this method to ITO coatings. We believe this will improve the conductivity of the ITO coating. Our glass coating process has declined from approximately 11 hours in-process-time and nine separate manual handling steps in 1985, to approximately 30 minutes and four manual handling steps currently. All of the coating and heat treating steps now occur within the equipment. The glass must be moved in a carefully controlled fashion at high temperatures over a wide range of speeds through a vacuum system. We have developed a simple, cost effective and reliable means of moving glass with high yields. We are continually enhancing our technology to improve the performance of our equipment, both in terms of the characteristics of the coating obtained and the efficiency of the equipment. We continue to work on the conductivity of our ITO coatings and the barrier qualities of our SiO(2). We are also continuing to work on improving our systems not only to obtain better quality coatings, but also to obtain better utilization of coating materials.

     We are continually seeking advances to thin film technologies which have commercial promise. We developed a process called geometrically enhanced metal oxide sputtering, which increases the speed of reactive sputtering of certain materials such as MgO. A patent application is pending with respect to this process.

     Technological Foundations. John S. Chapin, Vice President--Research and Development and one of our founders, invented the planar magnetron which first enabled manufacturers of thin film coated glass (as well as of semiconductor chips) to economically deposit sputtered thin film coatings. Another founder, Research Engineer Richard Condon, was a pioneer in the development of the in-line coating process which is currently used by much of the industry. We believe we maintain a competitive advantage because we design, build and operate our own thin film coating equipment for thin film coated glass. Further, because our primary business has been producing thin film coated glass, we are able to effectively incorporate our production know-how into new generation coating equipment and improvements in existing coating equipment. We believe this provides us with a capital cost advantage over most of our competitors. This also enables us to compete effectively in the market for thin film coated glass manufacturing equipment.

MANUFACTURING AND FACILITIES

     Our Longmont, Colorado headquarters contains approximately 127,000 square feet and includes our general offices, research and development facilities, and manufacturing and production facilities. This facility is leased from an independent third party. We design and manufacture our thin film coating equipment and produce coated glass at these facilities. In Longmont, we currently operate three coated glass production lines and four development lines for developing coating and equipment processes. We can concurrently build three coating systems at our Longmont facility and have sufficient space to build up to six coating systems with minor facility upgrades.

     In fiscal 1999, we entered into a joint venture with Nippon Sheet Glass Co., Ltd., a major Japanese glass manufacturer to supply the low and high resolution coated glass market from a production base in Suzhou, China. The joint venture facilities were incorporated into existing NSG glass production facilities and contain approximately 40,000 square feet. This joint venture, Suzhou NSG -- AFC Thin Film Electronics LTD, known as "STEC", has involved the transfer of thin film coated glass manufacturing capacity to China. The joint venture operates two coating systems. In the second half of calendar 2000, we plan to transfer a Venture 5000 system from our Longmont facility to the STEC facilities, bringing the number of coating systems to three. We intend to build sufficient inventory to meet customer needs while the Venture 5000 system is being transferred from Longmont to STEC. Therefore, we do not expect the transfer of the system to materially affect revenues. STEC's location in Asia allows us to produce coated glass in facilities immediately adjacent to our source of raw glass, NSG, and in close proximity to our Asian customer base. This arrangement has reduced our labor, shipping and freight costs while allowing us to improve customer service. In its first three months of operations, STEC became cash flow positive and profitable. We intend to continue to leverage STEC's strategic position by expanding its manufacturing capacity in the future. We will also continue to evaluate business opportunities that strengthen our position with our customers.

     In addition to our Longmont and STEC facilities, we have leased warehouse space in Japan and Hong Kong from which we supply coated glass customers on a just-in-time basis. We also have a sales office in Shenzhen, China.

SUPPLIERS

     Thin Film Coating Equipment. In our thin film coating equipment business, we use various suppliers of machined components, pump systems, logic controllers and other commercially available components and features. We have multiple sources for the principal components in this aspect of our business. We own and control the proprietary parts of the process. For the proprietary fabricated parts there are various suppliers who can produce components to our specifications.

     Thin Film Coated Glass. The raw glass that we use in our manufacturing process represents our most significant material cost. The required quality, in terms of thickness, flatness and visible imperfections, limits the number of available suppliers. Five companies worldwide currently manufacture to these quality standards. We currently purchase glass from four of these suppliers. We are vulnerable to increased costs of raw glass. We regularly evaluate methods of reducing our cost of glass. Our other primary raw materials for thin film coated glass are SiO(2) and ITO. We currently purchase SiO(2) from two suppliers and believe alternative sources of supply could be developed if necessary. We purchase ITO from two suppliers, while at least one additional supplier remains qualified and ready to supply us. Other coating materials which we currently use to a lesser extent include materials which are available from a small number of suppliers.

COMPETITION

     Thin Film Coating Equipment. In manufacturing thin film coating equipment, we compete against two established equipment manufacturers which are much larger than the we are: Ulvac Japan, Ltd. in Japan and Balzers Process Systems in Germany. Competition is based on performance and process technology, after-sales support and service, and price. We believe we compete favorably with respect to each of these factors. Key performance and technology issues include technical capability, systems design, product uniformity, yields, target utilization and throughput. We are the only major thin film coating equipment manufacturer that also manufactures thin film coated glass for the FPD market. We believe the experience, expertise and synergy resulting from this provide us with a competitive advantage.

     Thin Film Coated Glass. Competition in the market for thin film coated glass for FPDs is intense. Competition is based primarily on price, availability, and to a lesser extent on quality, delivery, and customer service. In addition, we believe the ability to anticipate shifts in the market and customer needs for thin film coated glass features are important competitive factors. We are aware of approximately ten thin film coated glass competitors worldwide. Certain of these competitors are also manufacturers of thin glass required for thin film components and several are users of thin film coated glass. These are large companies with significant research and development funding and extensive thin film technology background. All of our principal thin film coated glass competitors are located outside the United States, primarily in Asia. Our primary competitors for thin film coated glass are Samsung/Corning, Merck Display Technology, Wellite, and Shenzhen Leybold.

RESEARCH AND DEVELOPMENT

     Our success can be attributed to focused research and development programs in thin film technology, processes and equipment. We will continue to emphasize improvements in current equipment technology, the development of new film deposition capabilities, and the modification of thin film material properties. The foundations of our success are based on engineering solutions for efficient ITO and SiO(2) deposition for the FPD industry. These solutions include cost effective reactive depositions, simplified process control, and innovative coating equipment designs. We continue to build on these traditions in the development of process control and coater design which lower the cost of ownership.

     We are innovators in developing coating equipment systems. Our ATX-700 platform meets demanding specifications for the reduction of film defects and the elimination of particulates and provides major advances through the glass fixturing in a near vertical configuration. We continue to reconfigure and incorporate available hardware into the ATX-700 to further reduce film defects. Additionally, the heart of the film deposition system, the sputtering cathode, will continue to be improved. Improvements in cathode design will increase the utilization of the source cathode material which will lower operating costs and extend the time between source cathode material changes. Also, new cathode designs will expand the operation range of the cathode. Cathode modification will allow new film material properties to be attained.

     We are also innovators in developing new thin film technologies for emerging markets:

     - Plasma displays. We are capable of applying the three films (MgO, ITO and CrCuCr) required in the production of PDPs. We work closely with all the major PDP manufacturers in Asia, the United States and Europe to develop the highest quality films. We will continue to work to align MgO material properties with panel quality requirements.

     - Active matrix LCDs. The active matrix LCD and high resolution display markets require thick ITO coatings deposited at low temperatures. These markets are also demanding additional films with low particulate and defect levels. We are developing new coating methods to meet the requirements of these films.

     - Touch screens. We have already begun the production of the basic film required for the touch panel market. We are now pursuing the development of new alloys which will meet evolving touch panel market needs. We are pursuing the highest quality films with the fewest optical layers to keep production costs as low as possible.

     - OLEDs. This is the term used for a new class of organic materials that emit light when a voltage is applied to them. We are initiating sample testing of our standard ITO films for use in OLEDs. We are developing a very smooth ITO layer which will avoid electrical shorting through the organic layer.

INTELLECTUAL PROPERTY

     We believe that due to the rapid pace of innovation within our industry, factors such as technological and creative skilled personnel, the ability to develop and enhance systems, knowledge and experience of management, reputation, product quality and customer service and support are more important for establishing and maintaining a competitive position within the industry than patent or other legal protections for our technology. We, nevertheless, rely on confidentiality agreements, licensing agreements and other forms of contractual provisions to protect our intellectual property. We currently have one patent application pending for the geometrically enhanced metal oxide sputtering process. There can be no assurance, however, that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop a functionally equivalent or superior technology.

STEC JOINT VENTURE

     STEC was formed as a limited liability company under the laws of the People's Republic of China. NSG and we are each 50% joint venture partners, and the term of the joint venture is 50 years. Profits, dividends, risks and losses are also shared by the partners in proportion to their equity contributions. The total investment plan for STEC involves $16 million, of which $6.4 million is currently in equity and $9.6 million in debt. Each party has made its $3.2 million equity contribution in cash.

     Governance. The STEC board of directors is comprised of three appointees for each partner with each director serving a two year term. For the first two year term after formation, we have the right to appoint the chairman of the board, and NSG has the right to appoint the general manager, who may serve concurrently as a director.

     All board actions require a unanimous vote of the directors present. Matters subject to board decision include approval of annual operating and capital budgets; distribution of profits and losses; hiring, compensation and retention of senior management; lease, sale, pledge or other encumbrance of all or a substantial portion of STEC's assets; increase in required capital of STEC; borrowing; significant purchase, product sales and other important contracts; amendments of the Articles of Association; and merger or dissolution of STEC.

     In the event of deadlock, the conflict is referred to our President and the corporate officer in charge of the Fine Glass Division of NSG. If the parties fail to reach agreement within six months and the deadlock materially impairs the continued operation of STEC in a manner consistent with past practice or an agreed business plan, either partner may notify the other that it wishes to withdraw from the joint venture. In the event of such withdrawal, the fair market value of STEC will be agreed by the parties or by an appraiser if they cannot agree. The party receiving the notice has the option to purchase the interest of the other party at 85% of the fair market value attributable to the withdrawing party's ownership interest, or to require the other party to purchase its interest at 115% of the fair market value of its interest.

     Relationship Between Partners and Joint Venture. Each joint venture partner provides marketing, promotion and sales assistance to STEC. NSG has agreed to cause its subsidiary SNSG to sell glass substrate to STEC, and the joint venture will purchase all of its glass substrate from SNSG unless a customer specifies substrate from another manufacturer. The purchase price for SNSG glass substrate is at the lowest price and on competitive terms and conditions with respect to quality and delivery compared to those offered to us by any third party.

     Financing. If the Board approves third party debt financing with a lender who requires the guarantee of the parties, each party must provide a several guaranty of such borrowings in accordance with its then current equity interest. Guarantors will receive a guarantee fee to be agreed by the parties, and STEC will indemnify the guarantors. STEC has entered into a $3.5 million revolving credit agreement with Sumitomo Bank, which we and NSG have guaranteed. NSG's guarantee is secured by all of the assets of the joint venture.

     Restrictions on Transfer. Neither party may sell, pledge or otherwise dispose of all or any portion of its equity interest in STEC to any third party without the prior written consent of the other party and approval by the Chinese regulatory authorities. Each party has a right of first refusal regarding transfers by the other party.

     If NSG sells its subsidiary SNSG to an entity not controlled by it, we have the option to purchase NSG's equity interest in STEC, or to sell our equity interest to NSG. Following determination of the fair market value of STEC by agreement of the parties or by an appraisal, we may elect to purchase NSG's interest in STEC at its fair market value, or to sell our interest in STEC at 120% of its fair market value.

EMPLOYEES

     As of January 1, 2000, we employed 183 people. None of the employees are unionized. We consider our relationship with our employees to be good.

     We focus on enhancing sound manufacturing systems and applying key concepts of high performance work systems to improve our ability to grow rapidly, excel at product cost, quality, and delivery, and encourage continuous improvement and innovation. Our fundamental work units are teams, including multi-skilled production teams responsible for start-to-completion manufacturing and teams focused on technology development, and innovation. Coordination and direction are established through extensive work force education, participative leadership and management, and shared goal setting, communication, and performance feedback.

     We operate under a participative management system which we believe enhances productivity by emphasizing individual employee opportunity and participation both in operating decisions and in our profitability. We maintain a discretionary monthly profit sharing plan for full-time nonexecutive employees. We believe this emphasis assists with enhanced productivity, cost control, and product quality and has helped us attract and retain capable employees.

ENVIRONMENTAL REGULATIONS

     Our operations create a small amount of hazardous waste. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from federal, state, local, and international governments and agencies and has been subject to increasing regulation.

LEGAL PROCEEDINGS

     We are not presently involved in any legal proceedings which, if not settled in our favor, would, individually or collectively, have a material adverse impact on our financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers, directors and key employees are as follows:

                NAME                   AGE                         POSITION
                ----                   ---                         --------
Cecil Van Alsburg....................  63    Director and Chairman of the Board
Thomas T. Edman......................  37    Director, President and Chief Executive Officer
John S. Chapin.......................  58    Director and Vice President -- Research, Secretary
Graeme Hennessey.....................  61    Vice President -- Sales and Marketing
Lawrence D. Firestone................  41    Chief Financial Officer and Treasurer
C. Richard Condon....................  54    Research Engineer
Roger Smith..........................  58    Director of Materials
Jim Scholhamer.......................  33    Director of Operations -- Thin Film Coatings
Russell W. Black.....................  39    Director of Operations -- Thin Film Systems
John J. Kester.......................  49    Director of Advanced Development
Chad D. Quist........................  37    Director
Richard P. Beck......................  66    Director
Vincent Sollitto, Jr.................  51    Director

     Cecil Van Alsburg co-founded Applied Films Lab, Inc. in 1976 and served as our President and Chief Executive Officer from 1976 to May 1998. Mr. Van Alsburg has also served as a director of our company since its inception and has been Chairman of the Board since January 1998. Prior to 1976, Mr. Van Alsburg was employed in various capacities by Donnelly Corporation for which he had worked since 1957. Mr. Van Alsburg majored in civil engineering and architecture at the University of Michigan.

     Thomas T. Edman has been employed by our company since June 1996 and has served as our President and Chief Executive Officer since May 1998. From June 1996 until May 1998, Mr. Edman served as Chief Operating Officer and Executive Vice President. Mr. Edman has served as a director of our company since July 1998. From 1993 until joining our company, he served as General Manager of the High Performance Materials Division of Marubeni Specialty Chemicals, Inc., a subsidiary of a major Japanese trading corporation. Mr. Edman has a bachelors of arts degree in East Asian studies (Japan) from Yale and, in June 1993, received a masters degree in business administration from The Wharton School at the University of Pennsylvania.

     John S. Chapin co-founded Applied Films Lab, Inc. in 1976 and has served as Vice President -- Research, Corporate Secretary, and a director of our company since its inception. Mr. Chapin is the inventor of the planar magnetron and co-inventor of a reactive sputtering process control. Mr. Chapin has a bachelors of science degree in geophysics from the Colorado School of Mines and a masters degree in electrical engineering from the University of Colorado.

     Graeme Hennessey has served as our Vice President -- Sales and Marketing since April 1993. From 1980 until he joined our company, Mr. Hennessey was employed by Donnelly Corporation as a product line manager where he was responsible for sales and marketing as well as manufacturing. Mr. Hennessey has a bachelors of science degree in physics from Catholic University of America and a masters degree in physics from Fordham University.

     Lawrence D. Firestone has served as our Chief Financial Officer and Treasurer since July 1999. From March 1996 until March 1999, Mr. Firestone served as Vice President and Chief Operating Officer of Avalanche Industries, Inc., a custom cable and harness manufacturer. From 1993 to 1996, Mr. Firestone served as Director of Finance and Operations for the Woolson Spice and Coffee Company, a gourmet coffee roasting and distribution company, and from 1988 to 1993, as Vice

President and Chief Financial Officer for TechniStar Corporation, a manufacturer of robotic automation equipment. From 1981 to 1988, Mr. Firestone served in various capacities and finally as Vice President and Chief Financial Officer at Colorado Manufacturing Technology, a contract manufacturer that specialized in PC board and cable assembly. Mr. Firestone has a bachelors of science degree in business/accounting from Slippery Rock State College.

     C. Richard Condon co-founded Applied Films Lab, Inc. in 1976 and served as its Vice President -- Engineering from its inception through December 1999. Mr. Condon is now employed as a Research Engineer. Mr. Condon served as a director of our company from 1976 until July 1998. Mr. Condon is responsible for our advanced coating systems design, with over 25 years experience in the thin film industry. Mr. Condon has a bachelors of science degree in physics from the University of Colorado and an associates degree in mechanical engineering from the Wentworth Institute.

     Roger Smith has served our company since July 1998 as our Director of Materials. From May 1993 until July 1998, Mr. Smith served as our Treasurer. Prior to joining our company, Mr. Smith was employed for 33 years by Donnelly Corporation in various capacities, including controller and project manager.

     Jim Scholhamer has been employed by us since August 1997. Mr. Scholhamer currently is the Director of Operations for Thin Film Coatings and was previously the Engineering Manager. From 1992 until he joined the Company, Mr. Scholhamer held the titles of Manufacturing Manager and Process Engineer at Viratec Thin Films, Inc., located in Minnesota. From 1989 to 1992, Mr. Scholhamer served as Production Manager and Process Engineer at Ovonic Synthetic Materials, Inc., a division of Energy Conversion Devices, located in Michigan. Mr. Scholhamer has a bachelors of science degree in engineering from the University of Michigan.

     Russell W. Black has been employed by us since December 1996 as Director of Operations -- Thin Film Systems. From 1994 until March 1996, Mr. Black served as Engineering Manager at Applied Komatsu Technology, a capital equipment supplier to the FPD industry, and from 1990 to 1993, as an Engineering Manager at Varian Associates, Inc., a capital equipment supplier to the semiconductor industry. Mr. Black obtained a bachelors of science degree in engineering technology from California State Polytechnic University. In 1995, Mr. Black pleaded guilty to one count of wire fraud in United States District Court. Mr. Black was sentenced to 18 months probation and 50 hours of community service and was ordered to pay approximately $7,500 in fines and restitution. Mr. Black's probation was terminated by the court after 10 months.

     John J. Kester has been employed by us since June 1997 as our Advanced Development Director. From 1995 until he joined us, Dr. Kester served as Research and Development Manager for the photovoltaic module manufacturer, Golden Photon Inc., a subsidiary of ACX Inc. From 1989 to 1995, he was the Physics Division Chief at the Seiler Research Laboratory at the United States Air Force Academy. From 1982 to 1989 he worked in the Central Research Laboratory of Dow Chemical Company. Dr. Kester has a bachelors degree from The Colorado College and masters and doctorate degrees in physics from Washington University in St. Louis, Missouri.

     Chad D. Quist has been a director of our company since April 1997. Mr. Quist is the President of Information Products, Inc., a wholly-owned subsidiary of Donnelly Corporation, and has recently assumed responsibility for the electrochromic business unit for Donnelly Corporation as its Vice President. Mr. Quist has been employed by Donnelly since 1995. Information Products, Inc. is a leading supplier of glass components for the touch screen industry. From 1989 to 1995, Mr. Quist served as Vice President of Fisher-Rosemont, Inc., an industrial instrumentation company. Mr. Quist has a bachelors degree in engineering from Stanford University and a masters degree in business administration from the Kellogg Graduate School of Business at Northwestern University.

     Richard P. Beck has been a director of our company since May 1998. Since 1992, Mr. Beck has served as Chief Financial Officer of Advanced Energy Industries, Inc., a manufacturer of power conversion and control systems. Since 1995, Mr. Beck has also served as a director of Advanced Energy Industries, Inc. From 1987 to 1992, Mr. Beck served as Executive Vice President and Chief Financial Officer of Cimage Corporation, a computer software company. Mr. Beck has a bachelors of science degree in accounting and a masters degree in business administration in finance from Babson College.

     Vincent Sollitto, Jr. has been a director of our company since October 1999. Mr. Sollitto has been the Chief Executive Officer since June 1996 and a member of the Board of Directors since July 1996 at Photon Dynamics, Inc. From August 1993 to 1996, Mr. Sollitto was the General Manager of Business Unit Operations for Fujitsu Microelectronics, Inc. From April 1991 to August 1993, he was the Executive Vice President of Technical Operations at Supercomputer Systems, Incorporated. Mr. Sollitto spent 21 years in various positions, including Director of Technology and Process at International Business Machines Corporation, before joining Supercomputer Systems, Incorporated. Mr. Sollitto serves as a director of Irvine Sensors Corp. Mr. Sollitto is a graduate of Tufts College where he received a B.S.E.E. in 1970.

     Our Board of Directors is currently composed of six directors, divided into three classes. Messrs. Beck and Quist serve in the class whose term expires in 2002; Messrs. Van Alsburg and Chapin serve in the class whose term expires in 2001; and Messrs. Edman and Sollitto serve in the class whose term expires in 2000. Upon the expiration of the term of each class of directors, directors comprising that class will be elected for a three-year term at the next succeeding annual meeting of shareholders. Each director holds office until that director's successor has been duly elected and qualified. Selection of nominees for the Board of Directors is made by the entire Board of Directors.

     The Board of Directors elects executive officers on an annual basis. Executive officers serve until their successors have been duly elected and qualified.

COMPENSATION OF DIRECTORS

     Directors who are not officers, employees or consultants are paid an annual fee of $10,000 and $800 per board or committee meeting attended. Such directors are reimbursed for their expenses for each meeting attended. Directors who are officers, employees or consultants are not compensated for their service on the board.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has an Audit Committee and a Compensation Committee.

     The Audit Committee makes recommendations regarding the firm to be appointed as independent accountants, approves the scope of the audit, reviews the results of the audit with the independent accountants and approves the audit fee payable to our independent accountants. The Audit Committee is comprised of Mr. Beck, Mr. Quist and Mr. Sollitto.

     The Compensation Committee makes recommendations regarding the compensation arrangements for top management and key employees, including salaries and bonuses. The Compensation Committee also administers the Stock Option Plans and the Employee Stock Purchase Plan. The Compensation Committee is comprised of Mr. Beck, Mr. Quist and Mr. Sollitto.

                             EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation we pay to our Chief Executive Officer and each of our four most highly compensated executive officers, collectively referred to as the "Named Executives," for services rendered during fiscal 1999, 1998 and 1997.

SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                               ANNUAL COMPENSATION     COMPENSATION
                                             -----------------------   ------------
                                                           OTHER                          ALL
                                                           ANNUAL       SECURITIES       OTHER
                                    FISCAL              COMPENSATION    UNDERLYING    COMPENSATION
   NAME AND PRINCIPAL POSITION       YEAR     SALARY        ($)         OPTIONS(#)        (1)
   ---------------------------      ------   --------   ------------   ------------   ------------
Cecil Van Alsburg(2)..............   1999    $110,628           --            --         $3,122
Chairman of the Board                1998     189,427           --            --          3,867
                                     1997     174,658           --            --             --
Thomas T. Edman...................   1999    $136,310           --        15,000         $3,371
President, Chief Executive Officer   1998     141,114           --            --          2,955
                                     1997     120,197           --        34,545             --
C. Richard Condon.................   1999    $112,142           --            --         $2,774
Vice President -- Engineering        1998     116,292           --            --          2,247
                                     1997     109,157           --            --             --
Roger Smith(3)....................   1999    $112,142           --            --         $3,047
Director of Materials                1998     118,492           --            --          2,360
                                     1997     109,174           --            --             --
Graeme Hennessey..................   1999    $129,818           --            --         $3,211
Vice President -- Sales and          1998     137,297           --            --          2,829
Marketing                            1997     126,384           --            --             --

-------------------------

(1) Represents Company matches under our salary savings plan.

(2) Mr. Van Alsburg retired from involvement in our daily operations effective July 2, 1999 and will not receive compensation as an executive officer going forward.

(3) Mr. Smith performed the Director of Accounting duties from May 1999 through July 1999. Mr. Smith ceased to be an executive officer upon the election of Mr. Firestone as chief financial officer in July 1999.

STOCK OPTION AND PURCHASE PLANS

     1993 Stock Option Plan. In May 1993, the Board of Directors approved the Applied Films Corporation Stock Option Plan. A total of 276,500 shares of common stock are reserved for issuance upon exercise of options to be granted under the 1993 Plan. The 1993 Plan is administered by the Board of Directors. Subject to the provisions of the 1993 Plan, the administrator of the 1993 Plan has the discretion to determine the optionees and the terms of the option grants. The exercise price of an option granted under the 1993 Plan may not be less than the fair market value per share of the common stock on the date of grant. Shares obtained upon the exercise of options granted pursuant to the 1993 Plan may not be sold until the expiration of a one year period commencing on the exercise date of such options. The options terminate not more than 10 years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. The options granted pursuant to the 1993 Plan vest equally over a four-year period. As of January 1, 2000, options to purchase 241,594 shares were outstanding and 34,906 shares remained available for future grants pursuant to the 1993 Plan.

     1997 Stock Option Plan. On April 29, 1997, the Board of Directors adopted, and the shareholders approved, the 1997 Stock Option Plan, as amended in September 1997 and October 1999. The 1997 Plan provides for the issuance of 272,500 shares of common stock. The purpose of the 1997 Plan is to encourage stock ownership by certain of our officers and employees instrumental to our success and to give them a greater personal interest in our success. The 1997 Plan will be administered by the Board of Directors or the Compensation Committee. The Board, or the Compensation Committee, within the limitations of the 1997 Plan, determines the persons to whom options will be granted; the number of shares to be covered by each option; the option purchase price per share; the manner of exercise; the time, manner and form of payment upon exercise of an option; and restrictions such as repurchase rights or obligations of the Company. Options granted under the 1997 Plan may not be granted at a price less than fair market value of the common stock on the date of grant. Options granted under the 1997 Plan will expire not more than 10 years from the date of grant. Options granted under the 1997 Plan are generally not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. As of January 1, 2000, options to purchase 237,491 shares were outstanding and 35,009 shares remained available for future grants pursuant to the 1997 Plan.

     Outside Director Stock Option Plan. On October 26, 1999, the Board of Directors approved the Applied Films Corporation Outside Director Stock Option Plan. The Outside Director Plan has 24,000 shares of common stock reserved for issuance upon the exercise of options. The purpose of the Outside Director Plan is to encourage stock ownership by nonemployee directors, to provide those individuals with additional incentive to manage our company effectively and to contribute to our success, and to provide a form of compensation which will attract and retain highly qualified individuals as members of the Board of Directors. The Outside Director Plan is administered by the Board of Directors or the Compensation Committee. The Board, or the Compensation Committee, within the limitations of the Outside Director Plan, determines the persons to whom options will be granted; the number of shares to be covered by each option; the option purchase price per share; the manner of exercise; the time, manner and form of payment upon exercise of an option; and restrictions such as repurchase rights or obligations of our company. Options granted under the Outside Director Plan may not be granted at a price less than fair market value of the common stock on the date of grant. Options under the Outside Director Plan will expire not more than 10 years from the date of grant and are generally not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. As of January 1, 2000, options to purchase 13,820 shares were outstanding and 10,180 shares remained available for future grants pursuant to the Outside Director Plan.

     Employee Stock Purchase Plan. On September 5, 1997, the Board of Directors adopted, and the shareholders subsequently approved, the Applied Films Corporation Employee Stock Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions. Shares are purchased at 90% of the fair market value of the common stock on the last trading day in each quarterly purchase period. Up to 30,000 shares of common stock may be sold under the Purchase Plan. Shares sold under the Purchase Plan may be newly issued shares or shares acquired by the Company in the open market. Unless terminated earlier by the Board of Directors, the Purchase Plan will terminate when all shares reserved for issuance have been sold thereunder. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code of 1986, as amended, and will be administered in accordance with the limitations set forth in Section 423 and the rules and regulations thereunder. At January 1, 2000, 15,363 shares had been issued under the Purchase Plan.

STOCK OPTION GRANTS

     Under the Option Plans, key employees and certain non-employee directors may be granted options to purchase common stock. An aggregate of 573,000 shares of common stock were reserved for issuance pursuant to the Option Plans. Shown below is information on grants of stock options during fiscal 1999 to Named Executives.

                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                                               % OF TOTAL                               ANNUAL RATES OF
                                 NUMBER OF      OPTIONS                                   STOCK PRICE
                                   SHARES       GRANTED                                APPRECIATION FOR
                                 UNDERLYING      TO ALL      EXERCISE                   OPTION TERM(3)
                                  OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION   ---------------------
             NAME                GRANTED(1)   FISCAL YEAR    $/SH(2)       DATE         5%          10%
             ----                ----------   ------------   --------   ----------   ---------   ---------
Thomas T. Edman................    15,000         100%        $2.75      4/27/09      $26,689     $70,415

-------------------------

(1) Options become exercisable one year after date of grant.

(2) The exercise price is equal to or greater than the fair market value of the shares on the date the option is granted. The exercise price may be paid in cash.

(3) These amounts are based on assumed rates of appreciation only. Actual gains, if any, on stock option exercises will depend on overall market conditions and on the future performance of our common stock. The amounts reflected in this table may not be realized.

OPTION EXERCISES AND HOLDINGS

     Shown below is information with respect to unexercised options to purchase shares of our common stock granted under the Option Plans to the Named Executives and held by them at July 3, 1999. None of the Named Executives exercised any stock options during fiscal 1999.

                                              NUMBER OF SHARES
                                           SUBJECT TO UNEXERCISED         VALUE OF UNEXERCISED
                                                OPTIONS HELD             IN-THE-MONEY OPTIONS AT
                                               AT JULY 3, 1999               JULY 3, 1999(1)
                                         ---------------------------   ---------------------------
                 NAME                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                 ----                    -----------   -------------   -----------   -------------
Cecil Van Alsburg.....................     34,545              0         $13,355        $    0
Thomas T. Edman.......................     17,273         32,273               0         5,625
C. Richard Condon.....................     34,545              0          13,355             0
Roger Smith...........................     34,545              0          13,355             0
Graeme Hennessey......................     34,545              0          18,697             0

-------------------------

(1) The value of unexercised options reflects the increase in market value of the common stock from the date of grant through July 3, 1999 (when the closing price of the common stock was $3.125 per share). Value actually realized upon exercise by the Named Executives will depend on the value of our common stock at the time of exercise.

OTHER PLANS

     In August 1992, the Board of Directors adopted a profit sharing plan for all full-time, non-executive employees. Historically, the amount contributed to the profit sharing pool, subject to the approval of the Board of Directors, has been approximately 10% of our pretax income before royalty and profit sharing expense. We have made monthly profit sharing payments to employees based on their employee pay level and length of service.

                              CERTAIN TRANSACTIONS

     We supply thin film coated glass to Information Products, Inc. for use in touch screen displays. Chad Quist, a director of our company, is the President of Information Products, Inc. Our net sales to Information Products, Inc. totalled $1.0 million and $111,000 for fiscal 1999 and for the first six months of fiscal 2000, respectively. We believe the terms of our sales to Information Products, Inc. were negotiated on an arms-length basis and are no less favorable than the terms we would have negotiated with an independent third party.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth, as January 1, 2000, and as adjusted to reflect the sale of the shares offered hereby, certain information regarding beneficial ownership of the common stock by: (i) each person known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, (iii) each Named Executive, (iv) the selling shareholders and
(v) all directors and executive officers as a group. The Selling Shareholders are Cecil Van Alsburg, John S. Chapin, C. Richard Condon and Roger Smith.

                                                                                      SHARES
                                           SHARES BENEFICIALLY                  BENEFICIALLY OWNED
                                           OWNED PRIOR TO THE                         AFTER
                                               OFFERING(2)        NUMBER OF       OFFERING(2)(3)
                                           -------------------   SHARES BEING   ------------------
      NAME OF BENEFICIAL OWNER(1)           NUMBER     PERCENT     OFFERED       NUMBER    PERCENT
      ---------------------------          ---------   -------   ------------   --------   -------
Cecil Van Alsburg(4)....................     591,862     17%       250,000      341,862       6%
John S. Chapin(5).......................     569,862     16%       250,000      319,862       5%
C. Richard Condon(6)....................     125,761      4%        50,000       75,761       1%
Roger Smith(7)..........................      34,545      1%        16,500       18,045       *
Benson Associates LLC(8)................     338,700     10%            --      338,700       6%
Thomas Edman(9).........................      32,609      1%            --       32,609       *
Chad D. Quist...........................          --     --             --           --      --
Richard P. Beck.........................       1,000      *             --        1,000       *
Vincent Sollitto, Jr....................          --     --             --           --      --
Graeme Hennessey........................      34,545      1%            --       34,545       1%
Executive Officers and Directors as a
  group (9 persons)(10).................   1,354,689     37%       550,000      804,689      13%

-------------------------

* Represents beneficial ownership of less than one percent of outstanding common stock.

 (1) The address of each 5% shareholder is c/o Applied Films Corporation, 9586 I-25 Frontage Road, Longmont, Colorado 80504, except for Benson Associates LLC which is 111 SW 5th, Suite 2130, Portland, Oregon 97204.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from January 1, 2000 are considered outstanding for the purpose of calculating the percentage of common stock owned by such person but not for the purpose of calculating the percentage of common stock owned by any other person.

 (3) The number of shares of common stock deemed outstanding after this offering includes the 2,500,000 shares of common stock that are being offered for sale by the Company in this offering, but does not include any of the up to 459,975 additional shares of common stock to be purchased from us if the underwriters' over-allotment option is exercised in full.

 (4) Includes (i) 556,317 shares held by Mr. Van Alsburg, (ii) 1,000 shares held by Mr. Van Alsburg's spouse, and (iii) options to purchase 34,545 shares of common stock exercisable within 60 days.

 (5) Includes (i) 364,603 shares held by Mr. Chapin, (ii) 170,714 shares held by the John Chapin Family Trust, of which Mr. Chapin is the Trustee, and (iii) options to purchase 34,545 shares of common stock exercisable within 60 days. Mr. Chapin disclaims beneficial ownership of the shares held by the John Chapin Family Trust.

 (6) Includes (i) 91,216 shares held by Mr. Condon and (ii) options to purchase 34,545 shares of common stock exercisable within 60 days.

 (7) Consists of options to purchase 34,545 shares of common stock as of January 1, 2000 exercisable within 60 days. Subsequent to January 1, 2000, Mr. Smith exercised options to purchase 16,500 shares.

 (8) In a Schedule 13G, dated February 12, 1999, Benson Associates LLC ("Benson") disclosed on behalf of its investment advisory clients that it had acquired beneficial ownership of 354,000 shares of Common Stock. Benson has sole power to dispose of and vote all such shares. Additional information provided to us indicates that Benson subsequently sold its beneficial ownership of 15,300 shares of common stock.

 (9) Includes (i) 6,700 shares held by Mr. Edman and (ii) options to purchase 25,909 shares of common stock exercisable within 60 days.

(10) Includes options to purchase 164,089 shares of common stock exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and provisions of our amended and restated articles of incorporation and amended and restated bylaws is a summary and is qualified in its entirety by the provisions of our articles of incorporation and bylaws, which have been filed as exhibits to our registration statement, of which this prospectus is a part.

     Upon completion of this offering, our authorized capital stock will consist of 10,000,000 shares of common stock and 1,000,000 shares of preferred stock, all without par value. As of February 3, 2000, 3,503,540 shares of common stock and no shares of preferred stock were issued and outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of common stock do not have the right to cumulate votes with respect to election of directors. Accordingly, holders of a majority of the shares of common stock voting in any election of directors will have the ability to elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors of legally available funds, subject to any preferences that may be awarded to any outstanding preferred stock. In the event of a liquidation, dissolution and winding up of our company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority to issue 1,000,000 shares of preferred stock in one or more series and to fix the relative rights and preferences of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and numbers of shares constituting any series, without any further vote or action by shareholders. The issuance of preferred stock with voting and conversion rights and dividend and liquidation preferences may adversely affect the rights of holders of common stock. Issuances of preferred stock may have the effect of delaying, deferring or preventing a change of control, may discourage bids for our stock at a premium over the market price, and may adversely affect the market price, and the voting and other rights of the holder of the common stock. Upon completion of this offering, we will have no outstanding shares of preferred stock. We have no current plans to issue any preferred stock.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Securities Transfer & Trust, Denver, Colorado.

CERTAIN ARTICLE AND BYLAW PROVISIONS AND PROVISIONS OF COLORADO LAW

     Our Amended and Restated Articles of Incorporation contain the following provisions that may have the effect of delaying, deferring or preventing a hostile takeover or change of control:

     -  the terms of the board of directors are staggered into three classes;

     -  cumulative voting in elections is prohibited;

     - we cannot engage in a business combination with an interested shareholder unless the business combination is approved in a prescribed manner. A "business combination" includes a merger or consolidation, the sale, lease, exchange, pledge or other transfer of our assets or our dissolution and liquidation, and an "interested shareholder" is a person who owns beneficially 10% or more of our voting stock;

     - when considering a tender offer or a merger acquisition proposal, the board of directors may consider factors other than potential financial benefits to shareholders, including the adequacy and fairness of the consideration to be received, the potential social and economic impact on us, our employees and vendors, and the communities in which we operate;

     - generally, a business combination with another corporation or our voluntary dissolution and liquidation is permissible only with the affirmative vote of 66 2/3% of the outstanding voting securities; and

     - our shareholders may amend our bylaws or adopt new bylaws only by the affirmative vote of 66 2/3% of the outstanding voting securities.

INDEMNIFICATION; LIMITATION OF LIABILITY

     Pursuant to provisions of the Colorado Business Corporation Act, we have adopted provisions in our articles and have entered into director and officer indemnity agreements that permit us to indemnify our directors to the fullest extent permitted by Colorado law, except that we will not indemnify any director
(i) in connection with a proceeding by or in the right of the corporation in which the director was judged liable to the corporation; or (ii) in connection with any other proceedings charging that the director derived an improper personal benefit in which the director was judged liable on this basis. We have also entered into indemnity agreements with certain of our officers providing for similar indemnification. In addition, our articles eliminate the personal liability of our directors to us or to our shareholders for monetary damages for breach of their duty of due care, except that there is no elimination or limitation of liability for any breach of a director's duty of loyalty to us or to our shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts providing for an unlawful distribution of our assets, or any transaction from which the director directly or indirectly derived an improper personal benefit.

                                  UNDERWRITING

     The Underwriters named below, represented by Needham & Company, Inc., D.A. Davidson & Co. and First Security Van Kasper (the "Representatives"), have severally agreed to purchase from us and the selling shareholders, the number of shares of common stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this prospectus. We are selling 2,500,000 shares and the selling shareholders are selling an aggregate of 566,500 shares. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of such shares of common stock are subject to certain conditions precedent, and that the underwriters are committed to purchase and pay for all shares, if any shares are purchased.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Needham & Company, Inc......................................     1,086,088
D. A. Davidson & Co.........................................       857,437
First Security Van Kasper...................................       342,975
Banc of America Securities LLC..............................        70,000
Bear, Stearns & Co. Inc. ...................................        70,000
Chase H&Q...................................................        70,000
A.G. Edwards & Sons, Inc. ..................................        70,000
ING Barings LLC.............................................        70,000
Lehman Brothers Inc. .......................................        70,000
J.C. Bradford & Co. ........................................        40,000
Branch, Cabell & Company....................................        40,000
L.H. Friend, Weinress, Frankson & Presson, Inc. ............        40,000
C.L. King & Associates, Inc. ...............................        40,000
McDonald Investments Inc., a KeyCorp Company................        40,000
Morgan Keegan & Company, Inc. ..............................        40,000
Stephens Inc. ..............................................        40,000
Stifel, Nicolaus & Company, Incorporated....................        40,000
Tucker Anthony Inc..........................................        40,000
                                                                 ---------
     Total..................................................     3,066,500
                                                                 =========

     The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus. The underwriters may allow selected dealers a concession of not more than $0.77 per share, and the underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share. After the offering to the public, the offering price and other selling terms may be changed by the Representatives. No such reduction shall change the amount of proceeds we and the selling shareholders will receive, as set forth on the cover page of the prospectus. The common stock is listed on the NASDAQ National Market.

     We have granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus, to purchase up to 459,975 shares of common stock at the same price per share as the initial 3,066,500 shares that the underwriters are committed to purchase. To the extent the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as shown in the above table and we will be obligated to sell these shares to the underwriters. The underwriters may purchase such shares only to cover over-allotments made in connection with the sale of common stock offered in this prospectus. If purchased, the underwriters will offer such additional shares on the same terms as those on which the initial 3,066,500 shares are being offered. If the underwriters' over-allotment option is exercised in full, the total price to public would be $82,872,163, the total underwriting discounts and commissions would be $4,549,153, and the total proceeds to us would be $65,741,045, before deducting expenses.

     The following table summarizes the compensation we and the selling shareholders will pay to the underwriters:

                                                                             TOTAL            TOTAL
                                                                PER         WITHOUT            WITH
                                                               SHARE     OVER-ALLOTMENT   OVER-ALLOTMENT
                                                               -----     --------------   --------------
Underwriting discounts and commission we will pay..........    $1.29       $3,225,000       $3,818,368
Underwriting discounts and commissions the selling
  shareholders will pay....................................    $1.29         $730,785         $730,785

     We will pay all of the expenses of the offering, estimated to be $400,000, other than underwriting discounts and commissions to be paid by the selling shareholders with respect to the shares sold by them.

     We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including civil liabilities under the Securities Act.

     Pursuant to the terms of lock up agreements, all of our executive officers and directors, holding in the aggregate approximately 1,225,140 shares of common stock after this offering, have agreed with the Representatives not to sell, dispose of, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc. We have agreed not to sell, contract to sell, grant any option to purchase, transfer or otherwise dispose of, directly or indirectly, shares of common stock, other than the issuance of shares of common stock upon the exercise of outstanding options, the grant of options to purchase shares, or the issuance of shares of common stock under the 1993 Plan, the 1997 Plan, the Outside Director Plan and the Purchase Plan, for a period of 180 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc.

     The Representatives have advised us that the underwriters do not expect sales to accounts over which they exercise discretionary authority to exceed 5% of the number of shares of common stock offered hereby.

     In connection with the offering, the underwriters and other persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with the Securities Exchange Act of 1934 pursuant to which such persons may bid for or purchase common stock for the purpose of stabilizing the market price. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. To cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for and purchase common stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering if the underwriters repurchase previously distributed common stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, shares of common stock in market making transactions. These activities may stabilize or maintain the market price of the common stock above market levels that might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if they are undertaken, they may be discontinued at any time.

     In connection with this offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Regulation M under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of the common stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us and the selling shareholders by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan. Members of Varnum, Riddering, Schmidt & Howlett LLP own in the aggregate 2,000 shares of Applied Films Corporation common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis, Graham & Stubbs, LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements included in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement. A copy of the Registration Statement can be inspected by anyone without charge at the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60601. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (which can be found at http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Public Accountants....................     F-3
Consolidated Balance Sheets as of June 27, 1998, July 3,
  1999 and January 1, 2000 (unaudited)......................     F-4
Consolidated Statements of Operations for the fiscal years
  ended June 28, 1997, June 27, 1998, July 3, 1999, and the
  six months ended January 2, 1999 and January 1, 2000
  (unaudited)...............................................     F-6
Consolidated Statements of Stockholders' Equity for the
  fiscal years ended June 28, 1997, June 27, 1998, and July
  3, 1999...................................................     F-7
Consolidated Statements of Cash Flows for the years ended
  June 28, 1997, June 27, 1998, July 3, 1999, and the six
  months ended January 2, 1999 and January 1, 2000
  (unaudited)...............................................     F-8
Notes to Consolidated Financial Statements..................    F-10

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Applied
  Films Corporation:

     We have audited the accompanying consolidated balance sheets of APPLIED FILMS CORPORATION (a Colorado corporation) and subsidiary as of June 27, 1998 and July 3, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal years ended June 28, 1997, June 27, 1998 and July 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Films Corporation and subsidiary, as of June 27, 1998 and July 3, 1999, and the consolidated results of their operations and their cash flows for the fiscal years ended June 28, 1997, June 27, 1998 and July 3, 1999, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado,
  July 27, 1999.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         JUNE 27,    JULY 3,    JANUARY 1,
                       ASSETS                              1998       1999         2000
                       ------                            --------    -------    -----------
                                                                                (UNAUDITED)
Current Assets:
     Cash and cash equivalents.......................    $     81    $ 1,163      $ 1,426
     Accounts and trade notes receivable, net of
       allowance of $133, $73 and $62--
          Coated glass and other.....................       6,010      5,501        5,635
          Income earned, not yet billed..............       1,436         --           --
          Due from affiliate.........................          --      1,560           --
     Inventories, net................................      10,055      8,152        9,530
     Prepaid expenses and other......................         948        675          333
     Income tax receivable...........................          --        711          523
     Deferred tax asset, net.........................         837        169          322
                                                         --------    -------      -------
          Total current assets.......................      19,367     17,931       17,769
                                                         --------    -------      -------
Property, Plant and Equipment:
     Land............................................         270        270          270
     Building........................................         240        226          226
     Machinery and equipment.........................      17,354     15,491       15,344
     Office furniture and equipment..................         502        444          323
     Leasehold improvements..........................       1,022      1,340        1,441
                                                         --------    -------      -------
                                                           19,388     17,771       17,604
     Accumulated depreciation........................     (10,129)    (9,144)      (9,772)
                                                         --------    -------      -------
                                                            9,259      8,627        7,832
                                                         --------    -------      -------
Deferred tax asset, net..............................          --         --          139
Investment in Affiliate..............................          71      3,637        4,354
                                                         --------    -------      -------
                                                         $ 28,697    $30,195      $30,094
                                                         ========    =======      =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         JUNE 27,    JULY 3,     JANUARY 1,
        LIABILITIES AND STOCKHOLDERS' EQUITY               1998        1999         2000
        ------------------------------------             --------    --------    -----------
                                                                                 (UNAUDITED)
Current Liabilities:
     Trade accounts payable..........................    $ 5,241     $ 3,950       $ 5,992
     Accrued expenses................................      2,955       1,656         1,365
     Income taxes payable............................        291          --            --
     Current portion of--
          Deferred revenue...........................         --         236           236
          Deferred gain..............................         56          56            56
          Long-term debt.............................         77         221           104
                                                         -------     -------       -------
          Total current liabilities..................      8,620       6,119         7,753
Non-Current Liabilities:
     Long-term debt, net of current portion..........      4,175       7,180         4,819
     Deferred revenue, net of current portion........         --       1,356         1,238
     Deferred gain, net of current portion...........        756         700           672
     Deferred tax liability, net.....................        320         182            --
                                                         -------     -------       -------
          Total liabilities..........................     13,871      15,537        14,482
                                                         -------     -------       -------
Commitments (Note 9)
Stockholders' Equity:
     Preferred stock, no par value, 1,000,000 shares
       authorized; no shares outstanding.............         --          --            --
     Common stock, no par value, 10,000,000 shares
       authorized; 3,472,688 and 3,487,058 shares
       issued and outstanding at June 27, 1998 and
       July 3, 1999, respectively....................      9,424       9,473         9,525
     Deferred compensation...........................         (7)         --            --
     Other Cumulative Comprehensive Income...........         --          --           118
     Retained earnings...............................      5,409       5,185         5,969
                                                         -------     -------       -------
          Total stockholders' equity.................     14,826      14,658        15,612
                                                         -------     -------       -------
                                                         $28,697     $30,195       $30,094
                                                         =======     =======       =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           FOR THE FISCAL YEARS ENDED        SIX MONTHS ENDED
                                         ------------------------------   -----------------------
                                         JUNE 28,   JUNE 27,   JULY 3,    JANUARY 2,   JANUARY 1,
                                           1997       1998       1999        1999         2000
                                         --------   --------   --------   ----------   ----------
                                                                                (UNAUDITED)
Net Sales:
     Non-affiliated...................   $ 34,050   $53,041    $28,582     $15,527      $15,696
     Joint Venture....................         --        --      2,941          --           --
                                         --------   -------    -------     -------      -------
                                           34,050    53,041     31,523      15,527       15,696
Cost Of Goods Sold....................     27,352    42,150     27,070      13,650       13,518
                                         --------   -------    -------     -------      -------
Gross Profit..........................      6,698    10,891      4,453       1,877        2,178
Selling, General and Administrative
  Expenses............................      2,996     5,067      3,760       2,099        1,710
Research and Development Expenses.....        749     1,243      1,044         472          664
                                         --------   -------    -------     -------      -------
(Loss) Income from
  Operations..........................      2,953     4,581       (351)       (694)        (196)
                                         --------   -------    -------     -------      -------
Other (Expense) Income:
     Gain on foreign currency
       exchange.......................         96       174         24         (16)          15
     Equity earnings in affiliate.....         --        --        382          --          818
     Other (loss) income, net.........        (20)       23         16           6          171
     Interest income..................         19        55         19          10            7
     Interest expense.................       (822)     (496)      (572)       (251)        (240)
                                         --------   -------    -------     -------      -------
                                             (727)     (244)      (131)       (251)         771
                                         --------   -------    -------     -------      -------
(Loss) Income Before Income Taxes and
  Cumulative Effect of Change in
  Accounting Principle................      2,226     4,337       (482)       (945)         575
Income Tax Benefit
  (Provision).........................       (605)   (1,480)       258         416          260
                                         --------   -------    -------     -------      -------
Income (Loss) before Cumulative Effect
  of Change in Accounting Principle...      1,621     2,857       (224)       (529)         835
Cumulative Effect of Change in
  Accounting Principle................         --        --         --          --           50
                                         --------   -------    -------     -------      -------
Net Loss (Income).....................   $  1,621   $ 2,857    $  (224)    $  (529)     $   785
                                         ========   =======    =======     =======      =======
Net (Loss) Income Per Share:
     Basic............................   $   0.58   $  0.90    $ (0.06)    $ (0.15)     $  0.23
                                         ========   =======    =======     =======      =======
     Diluted..........................   $   0.58   $  0.85    $ (0.06)    $ (0.15)     $  0.22
                                         ========   =======    =======     =======      =======
Weighted Average Common Shares
  Outstanding:
     Basic............................      2,796     3,181      3,478       3,476        3,490
                                         ========   =======    =======     =======      =======
     Diluted..........................      2,814     3,375      3,478       3,476        3,670
                                         ========   =======    =======     =======      =======

The accompanying notes are an integral part of these consolidated statements.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE FISCAL YEARS ENDED JULY 3, 1999, JUNE 27, 1998
                               AND JUNE 28, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                             OTHER
                                    COMMON STOCK      HELD BY AFFILIATE                   CUMULATIVE                    TOTAL
                                 ------------------   -----------------     DEFERRED     COMPREHENSIVE   RETAINED   STOCKHOLDERS'
                                  SHARES     AMOUNT   SHARES    AMOUNT    COMPENSATION       GAIN        EARNINGS      EQUITY
                                 ---------   ------   -------   -------   ------------   -------------   --------   -------------
Balances, June 29, 1996........  2,799,998   $4,245   (3,749)    $(26)        $(92)           $--         $  931       $ 5,058
    Net income.................         --      --        --       --           --            --           1,621         1,621
    Amortization of deferred
      compensation.............         --      --        --       --           61            --              --            61
                                 ---------   ------   ------     ----         ----            --          ------       -------
Balances, June 28, 1997........  2,799,998   4,245    (3,749)     (26)         (31)           --           2,552         6,740
    Issuance of shares in
      connection with IPO (net
      of underwriters'
      commissions
      of $297).................    676,439   5,205        --       --           --            --              --         5,205
    Liquidation of affiliate...     (3,749)    (26)    3,749       26           --            --              --            --
    Net income.................         --      --        --       --           --            --           2,857         2,857
    Amortization of deferred
      compensation.............         --      --        --       --           24            --              --            24
                                 ---------   ------   ------     ----         ----            --          ------       -------
Balances, June 27, 1998........  3,472,688   9,424        --       --           (7)           --           5,409        14,826
    Net (loss).................         --      --        --       --           --            --            (224)         (224)
    ESPP stock issuance........     10,564      33        --       --           --            --              --            33
    Exercise of stock
      options..................      3,806      16        --       --           --            --              --            16
    Amortization of deferred
      compensation.............         --      --        --       --            7            --              --             7
Changes in cumulative
  translation adjustments......         --      --        --       --           --            --              --            --
                                 ---------   ------   ------     ----         ----            --          ------       -------
Balances, July 3, 1999.........  3,487,058   $9,473       --     $ --         $ --            $--         $5,185       $14,658
                                 =========   ======   ======     ====         ====            ==          ======       =======

 The accompanying notes are an integral part of these consolidated statements.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  FOR THE FISCAL YEARS ENDED        SIX MONTHS ENDED
                                                ------------------------------   -----------------------
                                                JUNE 28,   JUNE 27,   JULY 3,    JANUARY 2,   JANUARY 1,
                                                  1997       1998       1999        1999         2000
                                                --------   --------   --------   ----------   ----------
                                                                                       (UNAUDITED)
Cash Flows from Operating Activities:
     Net (loss) income........................  $ 1,621    $ 2,857    $  (224)    $  (529)     $   785
     Adjustments to reconcile net (loss)
       income to net cash flows from operating
       activities--
          Depreciation and amortization.......    1,473      1,800      1,759         861          847
          Amortization of deferred
            compensation......................       61         24          7          --           --
          Amortization of deferred gain on
            lease.............................       --        (22)       (56)        (28)         (28)
          Amortization of deferred revenue on
            sale to joint venture.............       --         --        (52)         --         (118)
          Amortization and write-off of joint
            venture organizational costs......       --         --         --          --          102
          Deferred income tax
            provision/benefit.................     (112)      (558)       530          44         (474)
          (Gain) loss on disposals of
            property, plant and equipment.....        6         (4)       (20)          1           (2)
          Equity in earnings of affiliate.....       (7)       (50)      (330)         --         (701)
          Deferred gain on equipment sale to
            Joint Venture.....................       --         --      1,588          --           --
          Cost of equipment sale to Joint
            Venture...........................       --         --      1,693          --           --
          Changes in--
               Accounts and trade notes
                 receivable, net..............   (3,656)      (985)       385       2,545        1,426
               Inventories....................      654     (3,895)     1,903         535       (1,378)
               Prepaid expenses and other.....     (385)      (520)       273        (159)         342
               Accounts payable-trade.........    1,401      1,439     (1,291)     (1,998)       2,040
               Deferred revenue...............    1,500     (1,500)        --                       --
               Accrued expenses...............      798      1,683     (1,243)       (751)        (289)
               Income taxes payable
                 (receivable).................      684        (61)    (1,002)       (363)         188
                                                -------    -------    -------     -------      -------
               Net cash flows from operating
                 activities...................  $ 4,038    $   208    $ 3,920     $   158      $ 2,740
                                                -------    -------    -------     -------      -------

 The accompanying notes are an integral part of these consolidated statements.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FOR THE FISCAL YEARS ENDED        SIX MONTHS ENDED
                                                    -----------------------------   -----------------------
                                                    JUNE 28,   JUNE 27,   JULY 3,   JANUARY 2,   JANUARY 1,
                                                      1997       1998      1999        1999         2000
                                                    --------   --------   -------   ----------   ----------
                                                                                          (UNAUDITED)
Cash Flows From Investing Activities:
     Purchase of land.............................  $   (269)  $     --   $    --    $    --      $    --
     Purchase of building.........................      (270)        --        --         --           --
     Purchases of machinery and equipment.........    (1,320)    (4,339)   (2,736)    (1,892)         (53)
     Reimbursement of equipment costs.............       161         --        --         --           --
     Purchases of office furniture and
       equipment..................................       (73)       (53)      (25)        (9)          --
     Purchases of leasehold improvements..........        (4)    (1,023)     (198)      (168)          --
     Proceeds from sale of equipment..............        60         12       159         --           --
     Proceeds from sale of building...............        --      2,172        --         --           --
     Investment in affiliate......................        --        (71)   (3,236)      (522)          --
     Proceeds from liquidation of investment in
       affiliate..................................        --        172        --         --           --
     Proceeds from sale of lease purchase
       option.....................................        --        834        --         --           --
     Other........................................        20         --        --         --           --
                                                    --------   --------   -------    -------      -------
          Net cash flows from investing
            activities............................    (1,695)    (2,296)   (6,036)    (2,591)         (53)
                                                    --------   --------   -------    -------      -------
Cash Flows From Financing Activities:
     Proceeds from borrowings of long-term debt...     8,128     16,715    12,747      7,508        1,016
     Repayment of long-term debt..................   (10,434)   (20,048)   (9,598)    (4,217)      (3,494)
     Issuance of common stock.....................        --      5,205        49         32           54
                                                    --------   --------   -------    -------      -------
          Net cash flows from financing
            activities............................    (2,306)     1,872     3,198      3,323       (2,424)
                                                    --------   --------   -------    -------      -------
Net Increase (Decrease) In Cash...................        37       (216)    1,082        890          263
Cash And Cash Equivalents, beginning of period....       260        297        81         81        1,163
                                                    --------   --------   -------    -------      -------
Cash And Cash Equivalents, end of period..........  $    297   $     81   $ 1,163    $   971      $ 1,426
                                                    ========   ========   =======    =======      =======
Supplemental Cash Flow Information:
     Cash paid for interest, net of amounts
       capitalized................................  $    593   $    767   $   735    $   282      $   228
                                                    ========   ========   =======    =======      =======
     Cash paid (received) for income taxes, net...  $    123   $  2,109   $  (100)   $  (100)     $    --
                                                    ========   ========   =======    =======      =======

 The accompanying notes are an integral part of these consolidated statements.

                    APPLIED FILMS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INCLUDING INFORMATION APPLICABLE TO UNAUDITED PERIODS)

(1) COMPANY ORGANIZATION AND OPERATIONS

     Applied Films Corporation, (the "Company"), was originally incorporated in 1992 as a Michigan corporation. In June 1995, the Company reincorporated in Colorado. The Company's principal line of business is the manufacture and sale of thin film glass for use in flat panel and liquid crystal displays. During 1997, the Company began selling its thin film coating glass manufacturing equipment to flat panel display manufacturers. The Company experiences risks common to technology companies, including highly competitive and evolving markets for its products.

     The Company was formed in May 1992 as the result of a merger between Applied Films, Inc. ("AFI") and a wholly owned subsidiary of Donnelly Corporation ("Donnelly"), Donnelly Coated Corporation ("DCC"). As a result of the merger, Donnelly owned 50% of the outstanding common stock of the Company, with the remaining 50% owned by the former shareholders of AFI.

INITIAL PUBLIC OFFERING

     In November 1997, the Company completed an initial public offering (the "Offering") of 1,900,000 shares. In connection with this offering, Donnelly sold its 50% interest in the Company, consisting of 1,400,000 shares. An additional 500,000 shares were newly issued in the Offering. In December 1997, an additional 176,439 shares were issued to the underwriters in connection with completion of the Offering. Donnelly paid substantially all costs of this underwriting, other than commissions related to the 500,000 new shares.

JOINT VENTURE

     In June of 1998, the Company formed a 50/50 Joint Venture (the "Joint Venture") in China with Nippon Sheet Glass Co., Ltd. ("NSG"), to process, sell and export certain types of thin film coated glass (Note 4).

(2) SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the Company's wholly owned subsidiary, DAF Export Corporation, which is treated as a Foreign Sales Corporation ("FSC") for federal income tax purposes. The accounts of the subsidiary have been consolidated with the accounts of the Company in the accompanying financial statements. All intercompany accounts and transactions have been eliminated in the consolidation.

JOINT VENTURE INCOME TAXES

     During fiscal year 2000, the Company determined that the earnings from the Joint Venture would not be distributed to the Company for the foreseeable future, therefore a provision for U.S. income taxes need not be provided on the earnings from the Joint Venture. During fiscal year 1999, the Company accrued for income taxes to be paid on the earnings in the Joint Venture at a rate of 34%. Based on the fiscal year 2000 determination, the taxes originally provided during fiscal year 1999, as well as those provided through the first quarter of fiscal year 2000 on the earnings from the Joint Venture, were reversed in the second quarter of fiscal year 2000 resulting in a tax benefit for the first six months of fiscal year 2000 of $260,000.

UNAUDITED INTERIM RESULTS

     The accompanying interim consolidated financial statements as of January 1, 2000, and for the six months ended January 2, 1999 and January 1, 2000, together with the related notes, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and its cash flows as of January 1, 2000 and for the six months ended January 2, 1999 and January 1, 2000. The results for the six months ended January 1, 2000 are not necessarily indicative of the results to be expected for the year ending July 1, 2000.

FISCAL YEAR

     The Company has adopted a fiscal year ending on the Saturday nearest June 30, which will result in fiscal years composed of 52 or 53 weeks. Fiscal years 1997, 1998, 1999 and 2000 include 52, 52, 53 and 52 weeks, respectively.

CASH AND CASH EQUIVALENTS

     The Company generally considers all highly liquid investments with an original maturity of less than ninety days to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     The Company provides credit, in the normal course of business, to large electronics manufacturers, located primarily in Asia. Due to the recent monetary crisis in Asia, the Company experienced a slowdown in orders during fiscal 1998 and continuing through most of 1999. To limit the Company's credit risk, management performs ongoing credit evaluations of its customers and requires letters of credit from certain of its foreign customers prior to shipment. Sales within Asia totaled approximately $26.1 million, $40.6 million and $26.5 million in the years ended June 28, 1997, June 27, 1998 and July 3, 1999, respectively. At July 3, 1999, approximately $5.2 million of the Company's coated glass sales were receivable from Asian companies. Although the Company is directly impacted by economic conditions in Asia and in the electronics industry, management does not believe significant credit risk exists at July 3, 1999.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories at June 27, 1998, July 3, 1999, and January 1, 2000 consist of the following:

                                              JUNE 27,      JULY 3,     JANUARY 1,
                                                1998          1999         2000
                                             -----------   ----------   -----------
                                                                        (UNAUDITED)
Raw materials, net........................   $ 6,555,000   $4,195,000   $4,282,000
Work-in-process...........................        11,000       23,000       24,000
Materials for manufacturing systems.......       302,000      192,000      152,000
Finished goods............................     3,187,000    3,742,000    5,072,000
                                             -----------   ----------   ----------
                                             $10,055,000   $8,152,000   $9,530,000
                                             ===========   ==========   ==========

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Replacements, renewals and improvements are capitalized and costs for repairs and maintenance are expensed as incurred. Depreciation is computed on straight-line or accelerated methods over the following estimated useful lives. Leasehold improvements are depreciated over the lesser of the useful life of the asset or the lease term.

                                                               ESTIMATED
                                                              USEFUL LIVES
                                                              ------------
Building....................................................     30 years
Machinery and equipment.....................................   3-10 years
Office furniture and equipment..............................    3-5 years

DEFERRED GAIN

     During June 1997, the Company entered into a lease transaction with a third party for the Company's new manufacturing and administrative facility in Longmont, Colorado, which included a purchase option early in the lease period. The Company sold this purchase option to another third party, who exercised this option and purchased the building. The Company then entered into a new lease of the facilities (see Note 9). The Company received $834,000 for this purchase option, which is deferred and is being amortized over the term of the lease of 15 years.

COATED GLASS REVENUE RECOGNITION

     Coated glass revenues are recognized upon shipment to the customer. A provision for estimated sales returns and allowances is recognized in the period of the sale.

EQUIPMENT SALES REVENUE RECOGNITION

     Revenues relating to the sales of thin film coating equipment are recognized on the percentage-of-completion method, measured by the percentage of the total costs incurred and applied to date in relation to the estimated total costs to be incurred for each contract. Management considers costs incurred and applied to be the best available measure of progress on these contracts. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. Changes in performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Income received but not yet earned, represents amounts received pursuant to the contract terms which occur prior to the Company's recognition of revenues on the contract for financial reporting purposes. Income earned, but not yet billed, which totaled $1.4 million at June 27, 1998, represents revenues earned prior to billing. The Company offers warranty coverage for equipment sales for a period ranging from 3 to 12 months after being placed in service. The Company estimates the anticipated costs to be incurred during the warranty period and accrues a reserve as a percentage of revenue as revenue is recognized. These reserves are evaluated periodically based on actual experience and anticipated activity. Provisions for anticipated losses on contracts, if any, are made in the period they become evident.

DEFERRED REVENUE

     During fiscal 1999, the Company sold refurbished thin film coating equipment to a 50% owned Joint Venture (see Note 4). Because the Company owns 50% of the Joint Venture, the Company recorded 50% of the revenue and related cost of the sale and has deferred 50% of the gross margin, approximately $1.4 million, (representing the Company's intercompany profit due to its ownership of the Joint Venture), which will be recognized over seven years, the estimated depreciable life of the equipment. The amortization of the gross margin is included with equity in earnings of affiliate in the accompanying statements of operations.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred and consist primarily of salaries and supplies. The Company incurred approximately $749,000, $1.2 million and $1.0 million of research and development costs for the years ended June 28, 1997, June 27, 1998 and July 3, 1999, respectively, net of reimbursements received from a contracting research organization.

FOREIGN CURRENCY TRANSACTIONS

     The Company generated 78% and 85% of its revenues in fiscal years 1998 and 1999, respectively, from sales to foreign corporations. In addition, many of its raw materials are purchased from foreign corporations. The majority of the Company's sales and purchases are denominated in U.S. dollars, with the remainder denominated in Japanese yen. For those transactions denominated in Japanese yen, the Company records the sale or purchase at the spot exchange rate in effect on the date of sale. Receivables or payables for such sales or purchases are translated into U.S. dollars using the end of the period spot exchange rate. Transaction gains and losses are charged or credited to income during the year, and any unrealized gains or losses are recorded as other income or loss at period end.

NET (LOSS) INCOME PER SHARE

     During fiscal year 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 establishes standards for computing and presenting basic and diluted earnings per share (EPS). Under this statement, basic earnings (loss) per share is computed by dividing the net earnings or loss by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is determined by dividing the net earnings or loss by the sum of (1) the weighted average number of common shares outstanding and (2) if not anti-dilutive, the effect of outstanding warrants and stock options determined utilizing the treasury stock method.

     A reconciliation between the number of shares used to calculated basic and diluted earnings per share is as follows (in thousands of shares):

                                                                      SIX MONTHS ENDED
                                                                  ------------------------
                                                                  JANUARY 2,   JANUARY 1,
                                          1997    1998    1999       1999         2000
                                          -----   -----   -----   ----------   -----------
                                                                        (UNAUDITED)
Weighted average number of common shares
  outstanding (shares used in basic
  earnings per share computation).......  2,796   3,181   3,478     3,477         3,490
Effect of stock options (treasury stock
  method)...............................     18     194     N/A       N/A           180
                                          -----   -----   -----     -----         -----
Shares used in diluted earnings per
  share computation.....................  2,814   3,375   3,478     3,477         3,670
                                          =====   =====   =====     =====         =====

     As the Company recognized a loss for fiscal year 1999, the effect of common stock issuable upon exercise of all options has been excluded from the computation of diluted earnings per share for fiscal year 1999. Additionally, based on the weighted average exercise price for all options outstanding during the period being in excess at the average market price for the year there are no additional potentially dilutive securities for the period.

ADOPTION OF NEW ACCOUNTING STANDARDS

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income" in fiscal year 1999. Under SFAS No. 130, the Company reports comprehensive income, which in addition to net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

     In June 1997, the Financial Accounting Standard Boards ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public companies report information about their operating segments based on the financial information used by the chief operating decision maker in their annual financial statements and requires those companies to report selected information in their interim statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management evaluates the business of the Company through analysis of the coated glass and thin films coating equipment lines of business (see Note 10).

     In March 1998, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Once the capitalization criteria of SOP 98-1 have been met, certain internal and external direct costs of materials, services and interest should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998, which is fiscal year 2000 for the Company. The Company believes that the application of SOP 98-1 will not have a material impact on its financial statements.

     In April 1998, the AcSEC issued SOP 98-5 "Reporting on the Costs of Start-up Activities." SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. Generally, initial application of SOP 98-5 should be reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. Through the end of fiscal 1999, the Company has been deferring certain start-up costs related to the Joint Venture in China (see Note 4). The application of SOP 98-5 in the first quarter of fiscal 2000 was recorded as a change in accounting principle.

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, is effective for years beginning after June 15, 2000. The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing of or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Views on Selected Revenue Recognition Issues" which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company has evaluated SAB 101 and it believes that there is no effect on the revenue recognition policies currently in place.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RELATED PARTIES

     In addition to the Company's Joint Venture investment described in Note 1, the Company has engaged in the following related party transactions. During fiscal 1999, the Company had $1.0 million in sales to a company of which a member of the board of directors is the president.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) LONG-TERM DEBT

                                                                JUNE 27,     JULY 3,
                                                                  1998         1999
                                                               ----------   ----------
Revolving credit facility, due September 30, 2000
  (subsequently extended to September 17, 2002), secured by
  eligible accounts receivable, inventory, equipment and
  fixtures, as defined in the agreement; interest payable
  quarterly and accruing based on the Prime rate and/or the
  Eurodollar rate, at the election of the Company at the
  beginning of each month, plus a factor varying based on
  earnings before interest, taxes, depreciation and
  amortization, as defined by the agreement (8% and 7.71%,
  at June 27, 1998 and July 3, 1999, respectively)..........   $3,910,000   $7,000,000
Note payable secured by a deed of trust on land and
  buildings, payable in 60 monthly installments of principal and interest of $7,692 (final payment due June 27, 2002);
  with interest accruing at 8.79%...........................      310,000      241,000
Note payable for insurance policy secured by any insurance
  proceeds and dividends, payable in 17 monthly installments of principal and interest of $13,984 (final payment due
  April 18, 2000); with interest accruing at 7.17%..........           --      137,000
Other capital leases of equipment...........................       32,000       23,000
                                                               ----------   ----------
                                                                4,252,000    7,401,000
Less-current portion........................................      (77,000)    (221,000)
                                                               ----------   ----------
Total long-term debt........................................   $4,175,000   $7,180,000
                                                               ==========   ==========

     On March 27, 1998, the Company entered into an Amended and Restated Credit Agreement (the "Agreement"), which consolidated all outstanding debt into a revolving credit facility with maximum availability of $11.5 million, due on June 30, 2000. Effective July 1999, the maturity date of the Agreement was extended to September 17, 2002. The Company must maintain certain financial ratios to remain in compliance with the Agreement, including a ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"); a ratio of total liabilities to tangible net worth and maintain a certain amount of tangible net worth, all as defined in the Agreement. At yearend, the Company was not in compliance with the ratio of debt to EBITDA. However, the Company obtained a waiver on the covenant from the bank extending the deadline for compliance to September 30, 2000. At January 1, 2000 the Company was in compliance with its covenants. An amendment fee of $5,000 was paid for the waiver. As such, as of July 3, 1999, the entire facility was available to the Company in accordance with these provisions. At the beginning of each month, the Company may elect to have a portion of the borrowings bear interest at the Eurodollar rate and any additional borrowings bear interest at the Prime rate. As of July 3, 1999, all of the borrowings on the revolving credit facility are held at the Eurodollar rate.

     Maturities of debt at July 3, 1999, are as follows:


     Fiscal Year --
          2000..............................................    $  221,000
          2001..............................................     7,092,000*
          2002..............................................        88,000
                                                                ----------
               Total........................................    $7,401,000
                                                                ==========

        * Effective July 1999, the maturity of the $7 million was extended to fiscal year 2003.

(4) INVESTMENT IN JOINT VENTURE

     In June 1998, the Company formed a 50/50 Joint Venture with NSG in China to manufacture, process, sell and export certain types of thin film coated glass. Each party contributed $3.2 million in cash for its equity interest in the Joint Venture. During the third quarter of fiscal 1999, the Company sold refurbished equipment to the Joint Venture for use in the process of thin film coating of glass. The sales price of approximately $5.1 million, is payable in February, June and August 1999. The company received the first two payments in February and June of 1999. The July 3, 1999 balance sheet reflects a receivable of $1.5 million from the Joint Venture for the final payment due in August. As this was a sale of refurbished equipment, revenue for this transaction was recognized upon transfer of title.

     The Joint Venture began operations during the fourth quarter of fiscal 1999. The Company recorded 50% of income or loss from operations of the Joint Venture after elimination of the impact of interentity transactions. The functional currency for the Joint Venture is the applicable local currency. The earnings recorded by the Company from the Joint Venture are translated at average rates prevailing during the period.

     During the fourth quarter of fiscal 1999, the Company purchased coated glass totaling $847,000 from the Joint Venture, of which $398,000 remained in inventory at yearend. During the first six months of fiscal 2000, the Company purchased glass totaling $3.8 million, of which $441,000 remained in inventory at January 1, 2000. In addition, the Company received royalties totaling $44,000 for the year ended July 3, 1999, and $143,000 for the six months ended January 1, 2000. In December 1999, the Company guaranteed debt of $1.7 million of the Joint Venture.

     Summarized income statement information for the Joint Venture for the year ended July 3, 1999 and the six months ended January 1, 2000 is presented below (000's):

                                                                          SIX MONTHS
                                                          YEAR ENDED         ENDED
                                                         JULY 3, 1999   JANUARY 1, 2000
                                                         ------------   ---------------
                                                                  (UNAUDITED)
Joint Venture:
     Operating revenues................................    $ 4,139          $11,463
                                                           =======          =======
     Net income........................................    $   661          $ 1,401
                                                           =======          =======
AFCO's equity in earnings:
     Equity in earnings of Joint Venture...............    $   330          $   701
                                                           =======          =======

     Summarized balance sheet information for the Joint Venture as of July 3, 1999 and January 1, 2000 is presented below (000's):

                                                         JULY 3, 1999   JANUARY 1, 2000
                                                         ------------   ---------------
                                                                  (UNAUDITED)
Assets:
     Current assets....................................    $ 5,411          $ 7,833
     Property, plant and equipment.....................     10,414            9,930
                                                           -------          -------
                                                           $15,825          $17,763
                                                           =======          =======
Capitalization and Liabilities:
     Current liabilities...............................    $ 7,125          $ 6,121
     Long-term debt....................................      1,596            3,138
     Common shareholders' equity.......................      7,104            8,504
                                                           -------          -------
                                                           $15,825          $17,763
                                                           =======          =======

(5) STOCKHOLDERS' EQUITY

STOCK OPTIONS

     In May 1993, the board of directors approved the Company's 1993 Stock Option Plan (the "1993 Plan") covering 276,500 shares of common stock. The exercise price of these options is determined by the board of directors. The options granted in fiscal years 1994 and 1995 vested, one-quarter per year, over a four year period and, under its original terms, were not exercisable until after an initial public offering of common stock was completed by the Company. Accordingly, the Company accounted for the 1993 Plan as a variable plan until June 30, 1995, at which time the board of directors declared that the options then outstanding were exercisable, subject to their vesting terms. The Company has recorded approximately $597,000 of deferred compensation related to all options, which is equal to the excess of the estimated fair market value of the common stock as of July 1, 1995 over the exercise price. As of July 3, 1999, all of the compensation has been expensed.

     In April 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") covering 272,500 shares of common stock, as amended. The exercise price of options granted under the 1997 Plan is determined by the board of directors based upon estimated fair market value. The options granted are to vest ratably over four years.

     In October 1999 the Company adopted the Outside Director Stock Option Plan covering 24,000 shares of common stock. The exercise price of the options under this plan is determined based upon the estimated fair market value.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS No. 123 allows the continued measurement of compensation cost in the financial statements for such plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income or loss, assuming the fair value based method of SFAS No. 123 had been applied. The Company has elected to account for its stock-based compensation plans for employees and directors under APB 25.

     Accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during fiscal 1999 and 1998 using the Black-Scholes pricing model and the following weighted average assumptions:

                                                         1997      1998      1999
                                                        -------   -------   -------
Risk-free interest rate..............................     6.32%     5.66%     5.21%
Expected lives.......................................   5 years   5 years   7 years
Expected volatility..................................       51%       64%       77%
Expected dividend yield..............................        0%        0%        0%

     To estimate expected lives of options for this valuation, it was assumed options will be exercised at varying schedules after becoming fully vested. All options are initially assumed to vest. Because of the exercise trend related to both the 1993 and 1995 option grants, the expected life of the options has been extended to seven years in 1999. Cumulative compensation cost recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Until the Company's common stock was publicly traded, the expected market volatility was estimated using the estimated average volatility of three publicly held companies which the Company believes to be similar with respect to the markets in which they compete. Actual volatility of the Company's stock may vary. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of the options granted.

     The total fair value of options granted was computed to be approximately $230,000, $147,000 and $51,000 for the years ended June 28, 1997, June 27, 1998 and July 3, 1999, respectively. The amounts are amortized ratably over the vesting period of the options. Pro forma stock-based compensation, net of the effect of forfeitures, was $5,000, $82,000 and $88,000 for the fiscal years ended June 28, 1997, June 27, 1998 and July 3, 1999, respectively.

     If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net income would have been reported as follows (in thousands, except share data):

                                                          1997     1998     1999
                                                         ------   ------   ------
Net income (loss):
     As reported......................................   $1,621   $2,857   $ (224)
                                                         ======   ======   ======
     Pro forma........................................   $1,616   $2,768   $ (313)
                                                         ======   ======   ======
Basic earnings (loss) per share:
     As reported......................................   $ 0.58   $ 0.90   $(0.06)
                                                         ======   ======   ======
     Pro forma........................................   $ 0.58   $ 0.87   $(0.09)
                                                         ======   ======   ======

     A summary of the 1993 and 1997 Plans is as follows:

                                                      FOR THE FISCAL YEARS ENDED
                                     ------------------------------------------------------------
                                       JUNE 28, 1997        JUNE 27, 1998         JULY 3, 1999
                                     ------------------   ------------------   ------------------
                                               WEIGHTED             WEIGHTED             WEIGHTED
                                               AVERAGE              AVERAGE              AVERAGE
                                               EXERCISE             EXERCISE             EXERCISE
                                     OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                     -------   --------   -------   --------   -------   --------
Outstanding at beginning of year...  260,183    $2.83     345,100    $3.43     379,645    $ 3.77
  Granted..........................   84,917     5.26      34,545     7.20      25,000      2.75
  Forfeited........................       --       --          --       --     (23,746)    (6.61)
  Exercised........................       --       --          --       --      (3,806)    (2.87)
                                     -------    -----     -------    -----     -------    ------
Outstanding at end of year.........  345,100    $3.43     379,645    $3.77     377,093    $ 3.53
                                     =======    =====     =======    =====     =======    ======
Exercisable at end of year.........  200,111    $2.78     255,695    $3.05     306,756    $ 3.29
                                     =======    =====     =======    =====     =======    ======
Weighted average fair value of
  options granted..................             $2.71                $4.26                $ 2.05
                                                =====                =====                ======

     The following table summarizes information about employee stock options outstanding and exercisable at July 3, 1999:

                                             OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                  -----------------------------------------   -------------------------
                                    NUMBER OF        WEIGHTED
                                     OPTIONS          AVERAGE      WEIGHTED       NUMBER       WEIGHTED
                                  OUTSTANDING AT     REMAINING     AVERAGE    EXERCISABLE AT   AVERAGE
RANGE OF                             JULY 3,        CONTRACTUAL    EXERCISE      JULY 3,       EXERCISE
EXERCISE PRICES                        1999        LIFE IN YEARS    PRICE          1999         PRICE
---------------                   --------------   -------------   --------   --------------   --------
     $2.32......................     121,107           3.90         $2.32        121,107        $2.32
     $3.29......................     134,554           6.60          3.29        134,554         3.29
     $5.26......................      79,160           8.90          5.26         42,459         5.26
     $7.20......................      17,272           8.25          7.20          8,636         7.20
     $2.75......................      25,000           9.90          2.75             --           --
                                     -------                        -----        -------        -----
                                     377,093                        $3.53        306,756        $3.29
                                     =======                        =====        =======        =====

     Subsequent to yearend, an additional 17,273 options were granted to the new Chief Financial Officer of the Company at an exercise price of $3.50 per share. The options vest 25% per year beginning July 12, 2000 for the next four years.

EMPLOYEE STOCK PURCHASE PLAN

     On September 5, 1997, the board of directors of the Company adopted, and the shareholders subsequently approved, the Applied Films Corporation Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan will permit eligible employees of the Company to purchase shares of common stock through payroll deductions. Shares are purchased at 90% of the fair market value of the common stock on the last trading day in each quarterly purchase period. Up to 30,000 shares of common stock may be sold under the Purchase Plan. Shares sold under the Purchase Plan may be newly issued shares or shares acquired by the Company in the open market. Unless terminated earlier by the board of directors, the Purchase Plan will terminate when all shares reserved for issuance have been sold thereunder. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and will be administered in accordance with the limitations set forth in Section 423 and the rules and regulations thereunder.

     During 1999, the Company issued shares to employees under this plan at a grant price ranging from $2.42 to $4.84 per share. A total of 10,564 shares have been issued under the plan. Subsequent to year-end 1999 an additional 1,818 shares were granted, at a price of $3.13 per share.

(6) INCOME TAXES

     The Company accounts for income taxes through recognition of deferred tax assets and liabilities for the expected future income tax consequences of events which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The net deferred tax (liability) asset is comprised of the following:

                                                                JUNE 27,      JULY 3,
                                                                  1998         1999
                                                                ---------    ---------
Inventories.................................................    $ 118,000    $  54,000
Accrued expenses............................................      771,000      281,000
Equity earnings in affiliate................................      (24,000)    (135,000)
Foreign currency............................................      (28,000)     (31,000)
                                                                ---------    ---------
     Total current deferred tax asset, net..................      837,000      169,000
                                                                ---------    ---------
Property, plant and equipment...............................     (670,000)    (748,000)
Deferred compensation.......................................      216,000      219,000
Deferred gain...............................................      303,000      261,000
Deferred revenue............................................           --       86,000
Other.......................................................     (169,000)          --
                                                                ---------    ---------
     Total non-current deferred tax liability, net..........     (320,000)    (182,000)
                                                                ---------    ---------
     Total deferred tax (liability) asset, net..............    $ 517,000    $ (13,000)
                                                                =========    =========

     Income tax (benefit) provision for the years ended June 28, 1997, June 27, 1998 and July 3, 1999 consist of the following:

                                                                    FISCAL YEARS ENDED
                                                            ----------------------------------
                                                            JUNE 28,     JUNE 27,     JULY 3,
                                                              1997         1998        1999
                                                            ---------   ----------   ---------
Taxes currently payable/(receivable):
     Federal.............................................   $ 695,000   $1,858,000   $(718,000)
     State...............................................      22,000      180,000     (70,000)
                                                            ---------   ----------   ---------
          Total current (benefit) provision..............     717,000    2,038,000    (788,000)
Taxes deferred:
     Federal.............................................    (143,000)    (509,000)    483,000
     State...............................................      31,000      (49,000)     47,000
                                                            ---------   ----------   ---------
          Total deferred provision (benefit).............    (112,000)    (558,000)    530,000
                                                            ---------   ----------   ---------
          Total tax (benefit) provision..................   $ 605,000   $1,480,000   $(258,000)
                                                            =========   ==========   =========

     Reconciliations between the effective statutory federal income tax (benefit) expense rate and the Company's effective income tax (benefit) provision rate as a percentage of net (loss) income before taxes were as follows:

                                                            FISCAL YEARS ENDED         SIX MONTHS
                                                      ------------------------------      ENDED
                                                      JUNE 28,   JUNE 27,   JULY 3,    JANUARY 1,
                                                        1997       1998       1999        2000
                                                      --------   --------   --------   -----------
                                                                                       (UNAUDITED)
Statutory federal income tax (benefit) provision
  rate.............................................      34.0%      34.0%     (34.0)%      34.0%
State income taxes.................................       3.3        3.3       (3.3)        3.3
Decrease in valuation allowance....................      (0.5)      (1.1)        --          --
Effect of FSC......................................      (5.8)      (4.4)     (18.1)         --
Effect of reversal of provision on earnings of
  Joint Venture (Note 2)...........................        --         --         --       (90.5)
Other..............................................      (3.8)       2.3        2.0         8.0
                                                       ------     ------     ------      ------
                                                         27.2%      34.1%     (53.4)%     (45.2)%
                                                       ======     ======     ======      ======

     Under the provisions of the Internal Revenue Code, as amended, the Company's Foreign Sales Corporation may exempt a portion of its export related taxable income from federal and state income taxes.

(7) PROFIT SHARING PLAN

     In August 1992, the board of directors adopted a profit sharing plan for all non-executive employees. The amount to be contributed to the profit sharing pool, subject to the approval of the Company's board of directors, is generally 10% of pre-tax income before royalty income and profit sharing expense. Profit sharing is paid to employees monthly based on their employee pay level and length of service with the Company. The Company expensed approximately $247,000, $482,000 and $0 in fiscal years 1997, 1998 and 1999, respectively, related to this plan.

(8) SIGNIFICANT CUSTOMERS

     During fiscal years 1997, 1998, 1999, and the six months ended January 2, 1999 and January 1, 2000, approximately 83%, 78%, 85%, 83% and 91%, respectively, of the Company's gross sales were to overseas customers. The Company's ten largest customers accounted for in the aggregate, approximately 59%, 78% and 62% of the Company's gross sales in fiscal 1997, 1998 and 1999, respectively. In addition, two individual customers represented 33% and 15% of sales, respectively, in 1998, and 15% and 11% of sales, respectively, in 1999. These customers were not individually significant in 1997. The loss of, or a significant reduction of purchases by, one or more of these customers would have a material adverse effect on the Company's operating results.

     The breakdown of sales by geographic region is as follows:

                                         FISCAL YEARS ENDED                  SIX MONTHS ENDED
                               ---------------------------------------   -------------------------
                                JUNE 28,      JUNE 27,       JULY 3,     JANUARY 2,    JANUARY 1,
                                  1997          1998          1999          1999          2000
                               -----------   -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
Asia (other than Japan)......  $19,534,000   $32,800,000   $18,900,000   $ 8,479,000   $ 9,501,000
Japan........................    6,611,000     7,824,000     7,645,000     4,021,000     5,037,000
United States................    5,997,000    12,224,000     4,924,000     2,711,000     1,424,000
Europe and Other.............    2,941,000     2,304,000     1,263,000       696,000       282,000
                               -----------   -----------   -----------   -----------   -----------
Gross sales..................   35,083,000    55,152,000    32,732,000    16,177,000    16,244,000
Less: sales returns and
  allowances.................   (1,033,000)   (2,111,000)   (1,209,000)     (650,000)     (548,000)
                               -----------   -----------   -----------   -----------   -----------
Net sales....................  $34,050,000   $53,041,000   $31,523,000   $15,527,000   $15,696,000
                               ===========   ===========   ===========   ===========   ===========

     The Company's sales are typically denominated in U.S. dollars. However, certain customers of the Company currently pay in Japanese yen. As a result, the Company recognized approximately $96,000, $174,000 and $24,000 of foreign currency exchange rate (loss) gain on foreign currency exchange rate fluctuations for the fiscal years ended June 28, 1997, June 27, 1998 and July 3, 1999, respectively. The Company currently has approximately $605,000 of its accounts receivable and $1.0 million of its accounts payable denominated in Japanese Yen as of July 3, 1999.

(9) COMMITMENTS

     The Company is obligated under certain noncancelable operating leases for office, manufacturing and warehouse facilities. During June 1997, the Company entered into a new lease for the Company's manufacturing and administrative location in Longmont, Colorado, which is accounted for as an operating lease. The lease commenced on January 30, 1998, and payments are fixed until the first day of the second lease year, at which time payments increase annually one and one-half percent plus one-half of the increase in the Consumer Price Index per annum. Lease payments have been straight lined for the annual contractual increase of 1.5% over the term of the lease. The initial lease term is 15 years, with two additional 5 year options to extend. Additionally, on June 12, 1998, the Company entered into two short-term leases for the Boulder facilities, which terminate August 31, 1998, to facilitate moving to the Company's new location.

     The future minimum rental payments under the leases are as follows:

Fiscal year --
     2000...................................................  $   861,000
     2001...................................................      873,000
     2002...................................................      886,000
     2003...................................................      899,000
     2004...................................................      882,000
     Thereafter.............................................    8,039,000
                                                              -----------
                                                              $12,440,000
                                                              ===========

(10) SEGMENT INFORMATION

     The Company manages its business and has segregated its activities into two business segments, the sale of "Thin Film Coated Glass" for use primarily in liquid crystal displays ("LCDs"), and the sales of "Thin Film Coating Equipment" to Flat Panel Display ("FPD") manufacturers. The Company adopted SFAS No. 131 at fiscal year end 1999. Certain financial information for each segment is provided below:

                                                                                       SIX MONTHS ENDED
                                                                                    -----------------------
                                                                                    JANUARY 2,   JANUARY 1,
                                                       1997      1998      1999        1999         2000
                                                      -------   -------   -------   ----------   ----------
                                                                                          (UNAUDITED)
Net sales:
    Thin film coated glass.........................   $31,266   $39,133   $26,906    $13,827      $15,268
    Thin film coating equipment....................     2,784    13,908     4,617      1,700          428
                                                      -------   -------   -------    -------      -------
         Total net sales...........................   $34,050   $53,041   $31,523    $15,527      $15,696
                                                      =======   =======   =======    =======      =======
Operating (loss) income:
    Thin film coated glass.........................   $ 4,325   $ 3,657   $  (148)   $   123      $ 1,170
    Thin film coating equipment....................    (1,372)      924      (203)      (817)      (1,366)
                                                      -------   -------   -------    -------      -------
         Total operating (loss) income.............   $ 2,953   $ 4,581   $  (351)   $  (694)     $  (196)
                                                      =======   =======   =======    =======      =======
Identifiable fixed assets:
    Thin film coated glass.........................   $ 5,777   $ 7,927   $ 6,634    $ 8,495      $ 5,819
    Thin film coating equipment....................       432        28        38        256        1,496
    Corporate and other............................     1,614     1,304     1,955        672          517
                                                      -------   -------   -------    -------      -------
         Total identifiable fixed assets...........   $ 7,823   $ 9,259   $ 8,627    $ 9,423      $ 7,832
                                                      =======   =======   =======    =======      =======

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents approximates fair value due to the nature of the investments and the length of maturity of these investments. The fair value of the Company's debt is based on borrowing rates that would approximate existing rates; therefore, there is no material difference in their fair market value and the carrying value.

[PHOTO]


[PHOTO]


[PHOTO]

                           [APPLIED FILMS CORPORATION LOGO]

ATX-700

     The ATX-700 is modular and can be configured to meet multiple thin film coating requirements for the high-end FPD market, including plasma displays and active matrix LCDs. The ATX-700 is particularly well suited for the high growth plasma display market where we can offer our unique patent-pending magnesium oxide sputtering process. We believe this process allows MgO to be applied with greater uniformity than the current vacuum evaporation method. We believe the process also results in increased yields, increased throughput and reduced costs. The ATX-700 platform is designed to apply other critical coatings in the plasma display fabrication facility, including ITO and CrCuCr. This capability allows the display manufacturer to use a common platform in multiple locations in the manufacturing line, creating operational efficiencies. The ATX-700 can also be configured for the low temperature ITO and chrome black matrix processes used to produce active matrix LCDs.

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE
HAVE NOT, AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Special Note Regarding Forward-
  Looking Statements..................   14
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Price Range of Common Stock...........   17
Selected Consolidated Financial
  Data................................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operation........................   19
Business..............................   27
Management............................   40
Executive Compensation................   43
Certain Transactions..................   46
Principal and Selling Shareholders....   46
Description of Capital Stock..........   48
Underwriting..........................   50
Legal Matters.........................   52
Experts...............................   52
Additional Information................   52
Index to Consolidated Financial
  Statements..........................  F-1

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                                3,066,500 SHARES

                            [APPLIED FILMS CO. LOGO]

                                  COMMON STOCK
                            ------------------------

                                   Prospectus
                            ------------------------
                            NEEDHAM & COMPANY, INC.
                              D.A. DAVIDSON & CO.
                           FIRST SECURITY VAN KASPER
                                 March 8, 2000

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